Exhibit 99.1

Turquoise Hill Resources Ltd.
Notice of Annual Meeting of Shareholders and
Management Proxy Circular
March 30th, 2022

Letter from the Chair

March 30, 2022

On behalf of the Board of Directors, I am pleased to invite you to our Annual Meeting of Shareholders to be held in a hybrid format at 9:00 a.m. (Eastern Time), on May 11, 2022, at Fairmount Hotel, The Queen Elizabeth, in room Avenue Duluth located at 900 Rene Levesque Blvd. West, Montreal, Quebec, and via live audio webcast online at https://web.lumiagm.com/452044501.

While we are hopeful that we are now emerging from the final stages of the COVID-19 pandemic, as a continued precaution to protect the health and safety of meeting attendees, and to facilitate shareholder participation while many international travel restrictions continue to apply, we will be holding our Annual Meeting of Shareholders in a hybrid format.

The past year was a pivotal one for the Corporation, as we completed the technical requirements for the undercut decision and continued discussions with the Government of Mongolia and Rio Tinto to remove the remaining obstacles to initiating the undercut caving operations for the Oyu Tolgoi underground mine.

Culminating from efforts in 2021, in January of this year we announced that Turquoise Hill and Oyu Tolgoi LLC had reached new agreements with the Government of Mongolia to enable the commencement of caving operations at Oyu Tolgoi. This action is an essential step in unlocking the full economic potential of Oyu Tolgoi. In addition, the Corporation completed a revised funding agreement with Rio Tinto which provides a clear plan to finance the Oyu Tolgoi underground development to the point of sustainable production, which is now expected to be in the first half of 2023. As a result of these agreements, on January 25th, 2022, a ceremony was held at the Oyu Tolgoi mine site to celebrate the commencement of blasting the undercut that started the Oyu Tolgoi Hugo North underground mine production.

In the face of the challenges presented by COVID-19, Turquoise Hill achieved significant production results at Oyu Tolgoi in 2021, including the following:

● Full year copper production of 163 thousand tonnes, within the Corporation’s revised guidance of 150 – 180 thousand tonnes.

● Full year gold production of 468 thousand ounces was within the Corporation’s revised guidance of 400 – 480 thousand ounces.

● Full year mill throughput of 39.1 million tonnes, which included over 1 million tonnes of underground development material.

With the commencement of the undercut in 2022, and our estimate of sustainable production in H1 2023, we expect that shareholders will soon be seeing significant contribution to our production results from Hugo North.

Our Commitment to Health and Safety

We are very proud of Turquoise Hill’s strong health and safety record.

The COVID-19 outbreak presented several challenges to our operations and to the health and safety of our employees and community stakeholders. In March 2021, Mongolia was impacted by a COVID-19 outbreak that limited the ability of Oyu Tolgoi to maintain normal roster changes. Our Oyu Tolgoi team worked in close collaboration with the Mongolian authorities to implement and maintain control measures to protect the health and well-being of its workers as well as the local community. We are very pleased with the efficacy of these efforts in containing spread of the virus while maintaining mine production and underground development. In the face of this the team achieved another best-in-class All Injury Frequency Rate of 0.14. Considering the incremental challenges brought on by COVID-19, this is an outstanding achievement.

With regard to the open-pit production, the Oyu Tolgoi team was able to efficiently re-allocate the reduced workforce and as a result met the revised 2021 revised production guidance. The devotion and skill of the Oyu Tolgoi employees maintained the key critical path items of underground development required to initiate the undercut and ramp-up to sustainable production. There too, the team was able to accomplish this in spite of travel restrictions which constrained access to expatriate specialist employees and consultants.

Our Commitment to Sustainability, Community and Diversity

We are proud of the progress we have made on sustainability, community, diversity and inclusion initiatives. As of December 31, 2021, 53% of employees at the Corporation’s corporate office identify as women, and 47% of the management and executive team, identify as women. Our Ulaanbaatar based exploration team is comprised entirely of Mongolian personnel and overall over 96% of Oyu Tolgoi’s workforce are Mongolian nationals.

Oyu Tolgoi was designed as one of the most water-efficient mines in the world. The mine water comes from a deep and saline aquifer and has no impact on the supply of drinkable water in the region. Water used at the mine is continuously recycled at an average rate of 88.3%.

Management and Board

Steve Thibeault served as our interim CEO, commencing in March 2021, at a pivotal time for the Corporation. Steve played an integral role in negotiations with the Government of Mongolia and Rio Tinto, resulting in the successful agreements with the Government of Mongolia and a revised funding plan with Rio Tinto. The Special Committee of the Board’s independent directors worked closely with Steve in overseeing negotiations and recommending the final terms of the agreements for approval by the Board. On behalf of the Board, I want to heartily thank Steve for his leadership, diligence and creativity, together with the rest of the management team, in helping us achieve these major milestones.

Members of the Board of Directors and the Compensation and Benefits Committee will be available at the annual meeting to respond to questions.

Please take the time to review the enclosed materials and ensure that your voice is heard by exercising your right to vote. We thank you for your support.

Sincerely,

R. Peter Gillin
Chair of the Board

Notice of 2022 Annual Meeting of Shareholders

Meeting Information

Date:	May 11, 2022

Time:	9 a.m. (Eastern Time)

Location:	In person*:

(1) at the Avenue Duluth room, Fairmount Hotel, The Queen Elizabeth, 900 Rene Levesque Blvd. West, Montreal, Quebec.

Virtual meeting:

(2) via live audio webcast online at https://web.lumiagm.com/452044501

*Subject to public health directives

Dear Shareholders:

You are invited to attend Turquoise Hill Resources Ltd.’s (“Turquoise Hill“, the “Corporation”, “we”, “our” or “us”) Annual Meeting of Shareholders (the “Meeting”) for the following purposes:

•	to receive the annual report of the Corporation’s directors (“Directors”) to the shareholders of the Corporation (“Shareholders”);

•	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2021, and the auditors’ report thereon;

•	to elect eight Directors for the ensuing year;

•	to reappoint auditors for the ensuing year and to authorize the Directors to fix the auditors’ remuneration;

•

to consider and, if deemed appropriate, to adopt an ordinary resolution (the full text of which is reproduced in the accompanying Management Proxy Circular (the “Management Proxy Circular: or the “Circular”) under Section – “Adoption of Say on Pay Resolution”) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation; and

•	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Corporation’s Board of Directors (the “Board of Directors“ or the “Board”) has fixed the close of business on March 23, 2022 as the record date for the determination of Shareholders entitled to attend and to receive notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

Given the continued uncertainty surrounding the COVID-19 pandemic and the importance of the health and safety of our employees, shareholders, communities and other stakeholders, the Meeting will be held in a hybrid format to allow participation electronically or in person (if permitted by government and public health authorities at the time of the Meeting). The Corporation asks that Shareholders follow the instructions and recommendations of federal, provincial and local health authorities when considering whether to attend the Meeting in person. All COVID-19 protocols regulations, directives and guidance in place at the time of the meeting will be applied on site, in order to ensure the safety of Turquoise Hill’s employees, shareholders and guests at the Meeting. Shareholders who wish to attend the Meeting physically are invited to visit https://turquoisehill.com/investors/Shareholder-Information/2022-Annual-and-Special-Shareholder-Meeting/ regularly for updates on the measures that will be in effect during the Meeting.

We will continue to monitor public health and travel safety protocols required or recommended by federal, provincial and local governments. If advisable, Turquoise Hill may change the date, format and/or location of the Meeting and any such changes will be announced in advance through a press release, which will be filed on SEDAR at www.sedar.com and posted on the Corporation’s website at www.turquoisehill.com and will provide such other notice as may be required by applicable law.

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Shareholders attending the Meeting electronically will be able to vote on all business brought before the Meeting and submit questions for consideration as they would in an in-person meeting. Shareholders that usually vote by proxy ahead of a meeting will be able to do so in the usual way. More details about voting can be found at page 11 of this Circular.

Technical support will be available to Shareholders who wish to attend the Meeting electronically, prior to and during the Meeting by clicking on the support button on the login page. Should any specific queries not be answered, Shareholders can click on the link to the support page where they will have the capacity to chat with representatives from LUMI.

The Circular, the form of proxy (“Form of Proxy”) or voting instruction form, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2021 and a return envelope accompany this notice of Meeting.

Shareholders who wish to attend the Meeting electronically may register and log into the live audio webcast platform from 8:30 a.m (Eastern Time). We would appreciate your early registration so that the Meeting may start promptly at 9:00 a.m (Eastern Time).

A Shareholder who wishes to appoint a person as proxy other than the management nominees identified in the Form of Proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions set out in the Form of Proxy or voting instruction form, as applicable, and in the Circular. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (Canada), after submitting the Form of Proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Shareholders who have any questions should contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Dated in Montreal, Quebec this 30th day of March, 2022.

By order of the Board of Directors,

“Dustin Isaacs”

Dustin Isaacs Chief Legal Officer and Corporate Secretary

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SUMMARY

The following summary highlights some of the important information found in this Circular. These highlights do not contain all the information that should be considered. It is recommended to read the entire Circular before voting.

Shareholders Voting Matters

Voting matters	Management and Board vote recommendation	More information on pages
Election of eight Directors	FOR each Director nominee	18-35
Reappointment of KPMG LLP as Auditors	FOR	36
Adoption of an advisory “say on pay” resolution	FOR	37

Director Nominees

NAME AND COUNTRY	DIRECTOR SINCE	POSITION	INDEPE NDENT	COMMITTEE MEMBERSHIP	2021 OVERALL ATTENDANCE	OTHER PUBLIC BOARDS	TOP THREE AREAS OF EXPERTISE

G. R. Burns Canada	2020	President and Chief Executive Officer, Eldorado Gold	Yes	HSECO, Audit, Compensation and Benefits, Special Committees	100%	1	Mining Operations, Health, Safety, Environment and Communities, Senior Management
C. Donally United States (new Director nominee)	[1]	Managing Director, Sprott Inc.	Yes	[1]	[1]	2	Financial Acumen, Business Development, International
R. P. Gillin Canada	2012	Director, Chair of the Board	Yes	Special Committees	100%	3[2]	CEO, Capital Markets, Strategic Planning
A. P. Grigg Australia	2020	Acting General Manager, Energy & Joint Ventures, Aluminium, Rio Tinto	No	NCGS	100%	0	Corporate Law, Business Development, Government Policy/Relations
S. Jones Australia	2017	Managing Director, Planning Integration & Assets, Rio Tinto Iron Ore	No	HSECO (Chair)	95%	0	Mining Operations, Health, Safety, Environment and Communities, Engineering

R. C. Robertson Canada	2012	Director	Yes	Audit (Chair), Compensation and Benefits, NCGS, Special Committees	98%	2	CFO, Accounting Designation, Banking/Capital Markets/M&A

M. Saint-Laurent Canada	2017	Director	Yes	Compensation and Benefits (Chair), NCGS (Chair), Audit, Special Committees	100%	1	Capital Markets, Human Resources, Governance

1 Ms. Donally is a new Director nominee recommended by management for election to the Board and was not a Director of the Corporation in 2021.

2 Mr. Gillin is a member of the Independent Review Committee and Advisory Board of the Strathbridge group of investment funds. As part of his role with Strathbridge, Mr. Gillin sits on three boards of publicly traded Strathbridge investment funds. Mr. Gillin’s commitment with Strathbridge is substantially less and not comparable to commitments at typical public companies. For further information, please refer to Mr. Gillin’s biography on page 21.

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S. Thibeault	2021	Interim Chief Executive Officer	No	HSECO	100%	0	CFO, Enterprise Risk Management, Strategic Planning/Leading Growth

Code of Business Conduct

The Corporation’s Board of Directors and management continually work on reinforcing the values of the Corporation through the proper application of the Corporation’s Code of Business Conduct.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organisation, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold their commitment to a culture of honesty, integrity, and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors.

99% AVERAGE BOARD AND COMMITTEE ATTENDANCE IN 2021	100% OF BOARD MEETINGS ARE FOLLOWED BY AN IN CAMERA MEETING OF INDEPENDENT DIRECTORS

ADOPTED TARGET FOR 30% OF WOMEN ON THE BOARD BY 2023 AGM	5 OUT OF 8 CURRENT DIRECTORS ARE INDEPENDENT

Highlights of Governance Best Practices

Turquoise Hill’s Board and management continually work at maintaining and improving corporate governance practices such as the following:

•

The Board of Directors comprises a majority of independent Directors under applicable laws and stock exchange requirements. The independent Directors meet in-camera, separately from management, at the end of each Board meeting.

•	The Chair of the Board of Directors is independent under applicable laws and stock exchange requirements.

•	The Audit Committee and Compensation and Benefits Committee are solely comprised of independent Directors under applicable laws and stock exchange requirements.

•	The effectiveness of the Board, its committees, the Board Chair, the Committee Chairs and individual Directors is assessed on an annual basis.

•

The Nominating, Corporate Governance and Sustainability (“NCGS”) Committee evaluates annually the succession plans for the Board of Directors in line with the strategic needs of the Corporation, the Corporation’s skills matrix and the Corporation’s policy regarding diversity on the Board and in Named Executive Officer positions (“Diversity Policy”) (including the targets set out therein) ensuring that the Board has an appropriate mix of skills and expertise to address the needs of the Corporation.

•	There are no interlocking directorships.

•

The Corporation’s over-boarding policy limits the number of public company board memberships to two for Directors who are chief executive officers or senior executives of a public company and to five for non-executive Directors, including the Board.

•

The Corporation’s Majority Voting Policy requires the Board of Directors to accept, except in exceptional circumstances, a director nominee’s resignation following a meeting at which he or she received a greater number of votes “withheld” or “abstained” than votes “for” with respect to his or her election.

•	The Corporation has a Strategy and Risk Management Committee composed of members of senior management of Turquoise Hill which reports to the Board at least annually.

•

The Board has a standing Health, Safety, Environment, Communities and Operations (“HSECO“) Committee mandated to ensure that the Corporation maintains appropriate practices with respect to health, safety and environmental matters, including climate change, affecting the Corporation’s activities and overseeing the Corporation’s relationship with communities in its operations. Additionally, the Committee assists the Board in

Turquoise Hill Resources Ltd. 2021 Proxy Circular	6

carrying out its oversight responsibilities with respect to the operation and development activities of the Corporation, including but not limited to, the operation and development of the Oyu Tolgoi mine in Mongolia.

•	The Corporation has a clawback policy enabling it to recoup any compensation from executive officers in the event that financial information is later restated and the participant committed misconduct.

•

The Corporation has a policy preventing the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by Directors or NEOs.

•

The Corporation has a policy supporting its commitment to diversity and recognition of the benefits of promoting diversity and inclusion on its Board and in executive officer positions. The Corporation has adopted a target of 30% women on the Board at or prior to its 2023 annual general meeting of shareholders.

•

The average tenure of Directors currently sitting on the Board is 4.81 years, with two of the four independent Directors having been appointed over the past 5 years (Maryse Saint-Laurent in 2017, George Burns in 2020), ), and one additional independent Director is recommended by management for election to the Board this year, Ms. Caroline Donally.

•

To align independent Directors’ interests with those of Shareholders, 50%, and up to 100% (if elected by the Director), of an independent Director’s base retainer is directly linked to share performance and cannot be realized until independent Directors cease to be on the Board.

•

The Corporation has Executive and Director Shareholding Guidelines. The Corporation’s Executive Shareholding Guidelines requires NEOs to hold such holdings after leaving the Corporation for a period of at least 12 months.

•	The Corporation’s NEOs are directly employed by Turquoise Hill.

•

The Corporation has a policy supporting its commitment to regular and constructive engagement with the Corporation’s Shareholders which contributes to good corporate governance and transparency. This commitment is reflected in the independent Directors and Management’s regular engagement with the Corporation’s Shareholders.

•	The Board oversees the development of the Corporation’s strategic plan through an annual strategy session and the receipt of regular updates as well as discussions with management.

•

The guiding principles for the Corporation’s executive compensation philosophy ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives.

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TABLE OF CONTENTS

VOTING AND PROXIES	9

Solicitation of proxies	9

Meeting procedures	9

Voting at the Meeting	11

Exercise of discretion	16

Helpful reminder	17

BUSINESS OF MEETING	18

Election of directors	18

Reappointment of auditors	37

Adoption of say on pay resolution	38

COMPENSATION DISCUSSION AND ANALYSIS	41

Compensation philosophy and goals	41

Compensation and Benefits Committee	42

Benchmarking practices	45

Elements of executive compensation	47

Performance graph	60

Named Executive Officers profiles	61

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	65

Summary compensation table	65

Share-based awards	67

Termination and change of control benefits	68

COMPENSATION DISCLOSURE FOR DIRECTORS	73

Elements of Director compensation	73

Directors’ total 2021 compensation	76

Share-based awards	77

CORPORATE GOVERNANCE	78

Board of Directors	79

Board committees	82

Independent Directors and Special Committees	85

Code of Business Conduct	85

Statement of corporate governance practices	86

OTHER INFORMATION	86

Indebtedness of Directors and executive officers	86

Interest of certain persons	86

Interest of informed persons in material transactions	86

Shareholder proposals	86

Additional information	87

Directors’ approval	87

Schedule “A” – Statement of Corporate Governance Practices	I

Schedule “B” – Board Mandate	XV

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VOTING AND PROXIES

SOLICITATION OF PROXIES

Proxies are being solicited by and on behalf of Turquoise Hill’s management from the holders of common shares (“Common Shares”) of the Corporation in connection with the Meeting of the Shareholders to be held at 9:00 a.m. (Eastern Time), on May 11, 2022 simultaneously in the Avenue Duluth room, Fairmount Hotel, The Queen Elizabeth, 900 Rene Levesque Blvd. West, Montreal, Quebec and via live audio webcast online at https://web.lumiagm.com/452044501 and at any adjournment or postponement thereof, for the purposes set forth in the Notice of 2022 Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be made primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation, officers and regular employees of the Corporation and its affiliates. The Corporation has also engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $60,000 to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. Kingsdale Advisors can be reached at 1-888-370-3955 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com. All costs of this solicitation will be borne by the Corporation (as defined in Section – “Voting as a Non Registered Shareholder” of this Circular).

The Board of Directors has fixed the close of business on March 23, 2022 as the record date, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

General information

Unless otherwise stated, the information contained in this Circular is as of March 30, 2022. All dollar amounts are expressed in Canadian dollars (“$” or “C$”), United States dollars (“US$”) or Australian Dollars (“A$”), as indicated.

In this Circular, accompanying Form of Proxy and Notice of Meeting, references to “you”, “your” and “shareholder” are references to registered Shareholders unless specifically stated otherwise.

MEETING PROCEDURES

Meeting location details

Meeting Information

Date:	May 11, 2022

Time:	9 a.m. (Eastern Time)

Location:	In person* :

• at the Avenue Duluth room, Fairmount Hotel, The Queen Elizabeth, 900 Rene Levesque Blvd. West, Montreal, Quebec.

Virtual meeting:

• via live audio webcast online at https://web.lumiagm.com/452044501

*Subject to public health directives

Quorum

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present, either in person or electronically, at the commencement of the Meeting holding, or representing by proxy the holder or holders of, Common Shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

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Votes required to pass a resolution

Under the Business Corporations Act (Yukon) (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution.

Voting shares and principal holders thereof

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value.

In 2020, and following approval of a special resolution to this effect by Shareholders at the July 24, 2020 Annual and Special Meeting, the Corporation implemented a consolidation (or reverse stock split) of the Corporation’s Common Shares at a ratio of one post-consolidation share for every 10 pre-consolidation shares (the “Consolidation”)

The Consolidation was completed effective on October 23, 2020 and, at that time, reduced the number of Common Shares then-outstanding from 2,012,314,469 to 201,231,446. As of the Record Date, Turquoise Hill had 201,231,446 fully paid and non-assessable issued and outstanding Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding. A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting or deposits a Form of Proxy in the manner and subject to the provisions described below will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such Common Share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to TSX Trust Company (“TSX”) no later than ten days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and executive officers of the Corporation, Rio Tinto plc is the only person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed, and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 30, 2022, is as follows:

Name and Jurisdiction of Residence	Number of Common Shares Owned, Controlled or Directed	Percentage of Common Shares Outstanding
Rio Tinto plc(1) United Kingdom	102,196,643	50.8%

Notes:

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 43,947,833 shares) and indirectly through 535630 Yukon Inc. (as to 21,510,000 Common Shares), 46117 Yukon Inc. (as to 15,228,810 Common Shares) and 7999674 Canada Inc. (as to 21,510,000 Common Shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of management of the Corporation and is based on public filings.

With regard to the effect of the Consolidation on Performance Share Units (each a “PSU”, or collectively “PSUs”), Restricted Share Units (each a “RSU”, collectively “RSUs”) and Deferred Share Units (each a “DSU”, collectively “DSUs”), in accordance with the plans governing such share units, the number of PSUs, RSUs and DSUs outstanding prior to the Consolidation was reduced proportionately and using the same one to 10 ratio as was used in the Consolidation, such that the underlying award value did not change. All references in this Circular to Common Shares and/or units held by individuals have been retroactively adjusted to reflect the amounts reduced by the 1:10 ratio.

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VOTING AT THE MEETING

Voting instructions differ depending on whether you are a registered or a Non-Registered Shareholder (as defined in Section – “Voting as a Non-Registered Shareholder” of this Circular):

•	You are a registered Shareholder if you have a share certificate issued in your name or appear as the registered holder in the books and records of the Corporation.

•

You are a Non-Registered (or beneficial) Shareholder if your Common Shares are registered with a third-party (for example, a bank, investment dealer, trust company, clearing agency, or other institution or intermediary).

The voting and participation process for the Meeting is different for registered and Non-Registered (or beneficial) Shareholders. Please follow the instructions below carefully and vote or provide voting instructions for all of the Common Shares you hold. Non-Registered Shareholders will be able to attend as guests but not vote unless they follow and properly complete the instructions requiring them to appoint themselves as proxyholder through their Broker in their voting instruction form (as defined in Section – “Voting as a Non-Registered Shareholder” of this Circular). See Section – “Voting as a Non-Registered Shareholder – Appointing a proxyholder” below for more details.

Voting as a registered Shareholder

If you are a registered Shareholder, you can vote using any of the following options:

Online, prior to the Meeting

You may go to the website www.tsxtrust.com/vote-proxy (English) or www.tsxtrustcom/vote-proxy/fr (French) and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person or a company other than the persons named in the Form of Proxy as their proxyholder. This person or company does not have to be a Shareholder. Registered Shareholders may indicate the name of the person or company they are appointing by following the instructions online.

To have full access to the live audio webcast of the Meeting the proxyholder must also either call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 or complete the online form at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Time) on May 9, 2022, so that TSX may provide the appointee with a 13-digit proxyholder control number via email. Such 13-digit proxyholder number will differ from the control number set forth on the Form of Proxy. Without the 13-digit proxyholder control number, the proxyholder will be able to attend the meeting as a guest, but will not be able to participate, interact, ask questions or vote at the Meeting.

The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 9, 2022.

By mail

You may complete, date, and sign your Form of Proxy and return it in the envelope provided or deliver it to one of TSX’s principal offices in Montreal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 p.m. (Eastern Time) on May 9, 2022. Proxies may also be received by the Secretary of the Meeting on the day of the Meeting (at the in-person portion of the Meeting).

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1600 - 2001 Robert-Bourassa Blvd. Montreal, Quebec H3A 2A6	1 Toronto Street Suite 1200 Toronto, Ontario M5C 2V6	The Oceanic Plaza 1600 - 1066 West Hastings St. Vancouver, British Columbia V6E 3X1

You may appoint a person or company other than the Directors or officers named in the Form of Proxy as proxyholder. This person or company does not have to be a Shareholder. You must make sure the person or company you are appointing is aware that he or she has been appointed and attends the Meeting. See below for more information on appointing and revoking proxyholders.

To have full access to the live audio webcast of the Meeting the proxyholder must also either call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 or complete the online form at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Time) on May 9, 2022, so that TSX may provide the appointee with a 13-digit proxyholder control number via email. Such 13-digit proxyholder number will differ from the control number set forth on the Form of Proxy. Without the 13-digit proxyholder control number, the proxyholder will be able to attend the Meeting as a guest, but will not be able to participate, interact, ask questions or vote at the Meeting.

At the Meeting

Voting in person

You do not need to complete or return a Form of Proxy if you intend to vote in person at the Meeting. You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

Voting electronically

You do not need to complete or return a Form of Proxy if you intend to vote electronically at the Meeting. If you attend the Meeting electronically, you will be able to vote in real time, provided you are connected to the internet and follow the instructions set out below. Guests can also log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

• Step 1: Log in online at https://web.lumiagm.com/452044501

• Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your control number and password “TRQ2022” (case sensitive). The control number located on the form of proxy or in the email notification you received from TSX is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Guests: Click “Guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.
By appointing another person to attend the Meeting See below for more information on appointing and revoking proxyholders.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	12

Appointing a proxyholder

A registered Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder, and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A registered Shareholder may appoint, as proxyholder or alternate proxyholder, a person or company other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such person(s) or company(ies) in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

The appointment of a proxyholder or alternate proxyholder will not be valid unless a Form of Proxy making the appointment, signed by the registered Shareholder or by an attorney of such Shareholder authorized in writing, is deposited with TSX:

by facsimile to 1-866-781-3111 or 1-416-368-2502

+	by mail to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

by email at proxyvote@tmx.com;

by hand to The Oceanic Plaza, 1600 – 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2A6 or 1600-2001 Robert-Bourassa Blvd., Montreal, Quebec, H3A 2V6

TSX must receive your proxy not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used. To have full access to the live audio webcast of the Meeting the proxyholder must either call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 or complete the online form at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Time) on May 9, 2022, so that TSX may provide the appointee with a 13-digit proxyholder control number via email. Such 13-digit proxyholder number will differ from the control number set forth on the Form of Proxy. Without the 13-digit proxyholder control number, the proxyholder will be able to attend the Meeting as a guest, but will not be able to participate, interact, ask questions or vote at the Meeting.

The cut-off time for appointing proxies is 5:00 p.m. (Eastern Time) on May 9, 2022.

The Chair of the Meeting reserves the right to accept late proxies and may waive or extend the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revoking a proxy

If you have given a proxy, you may revoke it:

(a)	by depositing an instrument in writing executed by you or by your attorney authorized in writing:

(i)	with TSX, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting, or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the Chair of the Meeting on the day of the Meeting before the commencement of the Meeting or an adjournment or postponement thereof; or

Turquoise Hill Resources Ltd. 2021 Proxy Circular	13

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting as a Non-Registered Shareholder

The information set forth in this section should be reviewed carefully by non-registered Shareholders of Turquoise Hill. Shareholders who do not hold their Common Shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by TSX, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. Duly appointed proxyholders that attend the Meeting virtually will be able to vote by completing a ballot online during the Meeting through the live webcast platform. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Common Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

If you are a Non-Registered Shareholder, you have two voting options:

By mail

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Appointing a proxyholder

A Non-Registered Shareholder may appoint someone else as proxyholder for the purposes of voting at the Meeting. A Non-Registered Shareholder should enter their proxyholder’s name in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

Although a Non-Registered Shareholder may not be recognized at the Meeting for the purposes of voting Common Shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity only if the Non-Registered Shareholder follows and properly completes the instructions provided by his or her Broker (or an agent of such Broker) and appoints him or herself as the named proxyholder in the voting instruction form. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder (the Broker) should enter their own names in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

The proxyholder can attend the Meeting in person or electronically. To have full access to the live audio webcast of the Meeting the proxyholder must also either call TSX at 1-866-

Turquoise Hill Resources Ltd. 2021 Proxy Circular	14

751-6315 (toll free in Canada and the United States) or 212-235-5754 or complete the online form at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Time) on May 9, 2022. so that TSX may provide the appointee with a 13-digit proxyholder control number via email. Such 13-digit proxyholder number will differ from the control number set forth on the Form of Proxy. Without the 13-digit proxyholder control number, the proxyholder will be able to attend the Meeting as a guest, but will not be able to participate, interact, ask questions or vote at the Meeting.

Proxyholders can log into the Meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

• Step 1: Log in online at https://web.lumiagm.com/452044501

• Step 2: Follow these instructions:

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password “TRQ2022” (case sensitive). Proxyholders who have been duly appointed and registered with TSX as described in this circular will receive a control number by email from TSX after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

It is the proxyholder’s responsibility to ensure internet connectivity for the duration of the meeting and allow ample time to log in to the meeting online before it begins.

Non-Registered Shareholders are either “objecting beneficial owners”, or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation, or “non-objecting beneficial owners”, or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs and OBOs.

If you are a Non-Registered Shareholder located outside of Canada (including U.S. Non-Registered Shareholders) and wish to vote at the Meeting or, if permitted, appoint yourself or a third party as a proxyholder, in addition to the steps described above, you may also be required to obtain a valid legal proxy from your Broker (or the Broker’s agent). You must then follow the instructions from your Broker (or the Broker’s agent) included with the legal proxy form AND in the voting instruction form sent to you or contact your Broker (or the Broker’s agent) to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy, you must then submit such legal proxy in accordance with the instructions set out in the proxy.

Shareholders who have any questions should contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Whether you vote by mail, Internet or other means permitted by your Broker, your voting instruction form must be received by TSX not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which it is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

The Chair of the Meeting reserves the right to accept late proxies or voting instructions and may waive or extend the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy or voting instruction form.

Revoking a proxy

If, as a Non-Registered Shareholder, you have voted through your Broker and would like to change or revoke your vote, contact your Broker to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any

Turquoise Hill Resources Ltd. 2021 Proxy Circular	15

such action should be completed well in advance of the deadline prescribed in the voting instruction form by the Broker or its service company to ensure it is given effect to at the Meeting.

EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy or voting instruction form will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the registered Shareholders appointing them.

If you decide to appoint the Directors of the Corporation named in the enclosed Form of Proxy or voting instruction form as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

FOR electing each Director nominated by management
FOR appointing KPMG LLP as auditors at a remuneration to be fixed by the Directors
FOR the non-binding advisory vote on our approach to executive compensation

The persons named in the enclosed Form of Proxy or voting instruction form will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any such or other matters, which are not currently known to management, should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy or voting instruction form.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	16

HELPFUL REMINDER

If you do not intend to attend the Meeting, you need to vote or provide your proxy or voting instructions in advance of the Meeting:

If you are voting online: Make sure you have voted on all matters presented to Shareholders. The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 9, 2022.

If you are voting by mail:

Make sure your Form of Proxy or voting instruction form is completed and that voting instructions are included for all matters presented to Shareholders.

Your Form of Proxy or voting instruction form should be returned by 5:00 p.m. (Eastern Time) on May 9, 2022.

If you are appointing another person to attend in your place:

Make sure the proxyholder is clearly identified in your Form of Proxy or voting instruction form and that voting instructions are included on all matters presented to Shareholders.

You can return your Form of Proxy or voting instruction form by facsimile, by mail, by email or by hand, following the instructions above, depending on whether you are a Registered or Non-Registered Shareholder

To have full access to the live audio webcast of the Meeting the proxyholder must also either call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 or complete the online form at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Time) on May 9, 2022, so that TSX may provide the appointee with a 13-digit proxyholder control number via email. Such 13-digit proxyholder number will differ from the control number set forth on the Form of Proxy. Without the 13-digit proxyholder control number, the proxyholder will be able to attend the Meeting as a guest, but will not be able to participate, interact, ask questions or vote at the Meeting.

If you are a Non-Registered Shareholder:

Make sure you have completed and deposited the voting instruction form according to your Broker’s instructions. The voting and participation process is different for Non-Registered Shareholders, who are not permitted to attend or vote at the Meeting unless they follow and properly complete the instructions requiring them to appoint themselves as proxyholder through their Broker in their voting instruction form. See Section – “Voting as a Non-Registered Shareholder – Appointing a proxyholder” above for more details.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	17

BUSINESS OF MEETING

ELECTION OF DIRECTORS

The Corporation’s Restated Articles of Incorporation currently provide that the number of Directors will be a minimum of three and a maximum of 14. In determining the nominees for election, management has considered the advisability of having a majority of the Directors of the Board being “independent” under applicable securities laws and stock exchange requirements, the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity as well as effective dialogue and decision-making. In accordance with the Corporation’s by-laws, the number of Directors to be elected at a meeting of Shareholders will be equal to the number of nominees for election recommended by management in the proxies in respect of the Meeting, which is within the minimum and maximum number of Directors permitted under the Corporation’s Restated Articles. The maximum number of Directors to be elected at the Meeting is fixed at seven, as reflected in the enclosed management Form of Proxy and voting instruction form.

The Section – “Board Nominees” below details management’s seven nominees, five of which are “independent directors” under applicable securities laws and stock exchange requirements (for more details see Section – “Board Composition”), for election as Directors at the Meeting.

Director nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their age, all major offices and positions each now holds with the Corporation and any of its significant affiliates if applicable, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 30, 2022, and the number of DSUs held by each as at March 30, 2022. All of management’s nominees for election, other than Ms. Caroline Donally, are currently Directors. The Board, upon the recommendation of the Nominating, Corporate Governance and Sustainability Committee, is proposing one new nominee for election as Director at the Meeting, Ms. Caroline Donally.

The term of office of each of the present Directors will expire at the close of the Meeting unless he or she is re-elected at the Meeting. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each Director individually. Each Director is required to be elected annually by a majority vote. See Section – “Majority Voting Policy” below for further details.

Management recommends that Shareholders vote FOR each of the following nominees.

Unless contrary instructions are indicated in the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	18

 George R. Burns

 Vancouver, Canada

 President and Chief

 Executive Officer,

 Eldorado Gold(1)

 Age: 62

 Status: Independent(2)

 Joined Board: January 2020

 Top 3 Areas of Expertise:

 Senior Management

 Mining Operations

 Health, Safety, Environment and  Communities

Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns was appointed as Chief Executive Officer and President of Eldorado Gold Corporation in April 2017.

Prior to his role at Eldorado, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp Inc. from 2012 to 2017. Prior to that, he also held the Goldcorp positions of Senior Vice President, Mexican Operations and Senior Vice President, Canada and United States respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	12/12	16/16

Audit	4/4	1/1	5/5

Compensation and Benefits	4/4	2/2	6/6

HSECO	4/4	—	4/4

Special Committee (Operations)(3)	—	18/18	18/18

Special Committee (Financing)(4)	—	15/15	15/15

Total Board & Committee Attendance		100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

Eldorado Gold Corporation

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022

None

Total as at March 26, 2021

None

DEFERRED SHARE UNITS HELD(5)

Total as at March 30, 2022(6)

27,396

Total as at March 26, 2021(6)

17,562

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT

%	Status

88.96% For	Met

Turquoise Hill Resources Ltd. 2021 Proxy Circular	19

Caroline Donally(7)

Houston (Texas), United States

Managing Director, Sprott Inc. (1)

 Age: 47

 Status: Independent(2)

 Joined Board: New nominee

 Top 3 Areas of Expertise:

Financial Acumen

Business Development

International

Ms. Donally is an experienced executive with specialized commercial and financial skills, including M&A, equity, debt, royalties and accounting tax and treasury. Ms. Donally has worked in, managed and served on boards of mining companies exploring and operating in numerous countries across the world and various commodities covering precious and base metals, bulks and specialty metals.

She was appointed as Managing Partner of Sprott Streaming & Royalty and Managing Director of Sprott Inc. in October 2020, where she’s responsible for all aspects of the business from institutional fund raising to originating, structuring, concluding and monitoring financing transactions. Sprott Inc. is a global investment manager specializing in precious metals and real assets investing. Prior to her role at Sprott, she was a Managing Director at Denham Capital from 2011 to 2020, responsible for managing a global mining portfolio. Prior to that she worked for Investec Bank and Rand Merchant Bank, providing project and development finance to mining companies. Caroline started her career at BDO Spencer Steward.

During her more than two decades in the mining industry, Caroline has developed an extensive global network. She’s a regular speaker and presenter at mining conferences and has been widely quoted in the press. She has been awarded the title of one of “100 Global Inspirational Women in Mining” twice.

Ms. Donally holds a Bachelor of Accounting Science (Honours) from the University of South Africa and a Bachelor of Commerce from the University of the Witwatersrand. She is a Chartered Accounting and holds the CA(SA) designation.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE(7)

	Regular	Ad hoc	Total

Board	—	—	—

Total Board & Committee Attendance		—

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

Highland Copper Company Inc (TSX-V)

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022

None

DEFERRED SHARE UNITS HELD(5)

Total as at March 30, 2022

None

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT

%	Status

—	—

Turquoise Hill Resources Ltd. 2021 Proxy Circular	20

R. Peter Gillin Toronto (Ontario), Canada Corporate Director(1) Age: 73 Status: Independent(2) Joined Board: May 2012 Top 3 Areas of Expertise: CEO Capital Markets Strategic Planning

Mr. Gillin served as Chief Executive Officer of public mining companies in Canada and, prior to that, was a career investment banker. As investment banker, he eventually served as Vice Chair of N.M. Rothschild & Sons Canada and became Acting Chief Executive Officer.

Mr. Gillin currently serves as Deputy Chair of Dundee Precious Metals Inc. and is a director of Wheaton Precious Metals Corp. He recently also joined the Independent Review Committee of Strathbridge Asset Management.I

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts. He holds his ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board – Chair	4/4	12/12	16/16

Special Committee (Operations)(3)	—	18/18	18/18

Special Committee (Financing)(4)	—	15/15	15/15

Total Board & Committee Attendance		100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Wheaton Precious Metals Corp. (TSX; NYSE) (Compensation – Chair)	2004

Dundee Precious Metals Inc. (TSX) (Deputy Chair; Compensation – Chair)	2009

Strathbridge group of investment funds.I	2021

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022(6)

13,000

Total as at March 26, 2021(6)

13,000

DEFERRED SHARE UNITS HELD(5)

Total as at March 30, 2022(6)

85,631.8

Total as at March 26, 2021(6)

73,420.8

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT

%	Status

80.71% For	Met

I. Mr. Gillin is a member of the Independent Review Committee and Advisory Board of the Strathbridge group of investment funds, which includes four publicly listed investment funds. As part of this role, Mr. Gillin serves on the board of directors of three of the TSX-listed Strathbridge investment funds that are corporations, being Premium Income Corporation, S Split Corp. and World Financial Split Corp. Mr. Gillin’s commitment with the Strathbridge investment funds is substantially less and not comparable to commitments at typical public companies because the Strathbridge investment funds (A) have virtually no employees, (B) have an external manager that manages all of the operations of the investment funds, (C) only function as investment funds (rather than operating companies), and (D) have a much reduced time commitment with the Independent Review Committee and Advisory Board. It is noted that Mr. Gillin has had a perfect attendance record for the companies on which he serves as a director.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	21

 Alfred P. Grigg

 Brisbane, Australia

 Acting General Manager,

 Energy & Joint Ventures,

 Aluminium, Rio Tinto(1)

 Age: 47

 Status: Non-independent(2)

 Joined Board: September 2020

 Top 3 Areas of Expertise:

 Corporate Law

 Business Development

 Government Policy/Relations

Mr. Grigg is currently acting General Manager, Energy & Joint Ventures, Aluminium for Rio Tinto, having accountability for Rio Tinto’s energy requirements for its portfolio of bauxite mines, alumina refineries, aluminium smelters and associated power generation assets in the Pacific region, as well as Rio Tinto’s participation in the joint ventures relevant to that part of its business. Mr. Grigg’s substantive role is as Chief Counsel, Aluminium and Strategic Partnerships for Rio Tinto leading the legal and regulatory activities for the same perimeter of operation, as well as supporting the development and management of relationships with strategic partners and stakeholders more broadly.

Mr. Grigg has more than 20 years of experience as a legal executive and senior advisor, with extensive depth in the resources, energy and technology sectors, across a wide range of corporate and commercial matters, strategy, joint ventures, business development and M&A, sales & marketing, cross-border transactions and international trade, anti-trust, native title, government and stakeholder relations, capital markets, treasury and finance, corporate governance, complex negotiations and litigation. Mr. Grigg is a director or company secretary of a number of Rio Tinto subsidiaries, and has served as a director or representative for Rio Tinto on a number of joint venture boards including Boyne Smelters Limited, New Zealand Aluminium Smelters Limited, Tomago Aluminium Company and Gladstone Power Station. Mr. Grigg is currently Chair of the board of directors of Boyne Smelters Limited and New Zealand Aluminium Smelters Limited.

Since joining Rio Tinto in 2007, Mr. Grigg has held a range of legal and regulatory roles across corporate, operational and commercial areas of Rio Tinto.

Mr. Grigg holds a Bachelor of Laws (Honours), and a Bachelor of Business (Management) from Monash University. He is a member of the Australian Institute of Company Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	12/12	16/16

NCGS	4/4	—	4/4

Total Board & Committee Attendance		100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(8)

Total as at March 30, 2022

None

DEFERRED SHARE UNITS HELD(8)

Total as at March 30, 2022

None

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT(8)

%	Status

83.12% For	N/A

Turquoise Hill Resources Ltd. 2021 Proxy Circular	22

 Stephen Jones

 City Beach, Australia

 Managing Director,  Planning, Integration &  Assets

 Rio Tinto Iron Ore(1)

 Age: 46

 Status: Non-independent(2)

 Joined Board: December 2017

 Top 3 Areas of Expertise:

 Mining Operations

 Health, Safety, Environment

 and Communities

 Engineering

Mr. Jones is currently the Managing Director, Planning, Integration & Assets for the Iron Ore product group in Rio Tinto. In this role, he has accountability for Resource Development, Mine Technical Services, Asset Management, Sustaining Capital, Major Project Studies, Research and Development and Integrated Operations, including the remote operations centre in Western Australia.

Before this appointment, Mr. Jones was Technical Director for the Copper & Diamonds product group in Rio Tinto, and previously led the technical operating model program at Rio Tinto and spent four years working in Mongolia for Oyu Tolgoi LLC. During his time in Mongolia, his roles included Chief Operating Officer, Acting Chief Executive Officer and General Manager Operations.

Mr. Jones has 25 years of experience working for Rio Tinto in Copper & Diamonds, Growth & Innovation, Aluminium, Iron Ore, and Technology & Innovation in Australia, Canada, Mongolia and the United States.

Mr. Jones holds a Bachelor of Engineering (Hons) from the University of Queensland, Australia and a Graduate Diploma in Management from Deakin University, Australia. He is a member of the Australian Institute of Company Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	11/12	15/16

HSECO - Chair	4/4	—	4/4

Total Board & Committee Attendance 95%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(8)

Total as at March 30, 2022

None

DEFERRED SHARE UNITS HELD(8)

Total as at March 30, 2022

None

PRIOR YEAR’S VOTING RESULTS		SHAREHOLDING REQUIREMENT(8)

%		Status

84.16% For		N/A

Turquoise Hill Resources Ltd. 2021 Proxy Circular	23

 Russel C. Robertson

 Toronto (Ontario),

 Canada

 Corporate Director(1)

Age: 74

 Status: Independent(2)

 Joined Board: June 2012

 Top 3 Areas of Expertise:

 CFO

 Accounting Designation

 Banking/Capital

 Markets/ M&A

From June 2013 to August 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson currently serves as a director of Bausch Health Companies Inc. and Hydro One Limited.

Mr. Robertson holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	12/12	16/16

Audit – Chair	4/4	1/1	5/5

Compensation and Benefits	4/4	2/2	6/6

NCGS	4/4	—	6/6

Special Committee (Operations)(3)	—	17/18	17/18

Special Committee (Financing)(4) - Chair	—	15/15	15/15

Total Board & Committee Attendance 98%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company			Since

Bausch Health Companies Inc (TSX; NYSE) (Audit)			2016

Hydro One Limited (TSX) (Audit)			2018

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022(6)

None

Total as at March 26, 2021(6)

None

DEFERRED SHARE UNITS HELD(5)

Total as at March 30, 2022(6)

90,497.8

Total as at March 26, 2021(6)

78,173.8

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT

%	Status

83.12% For	Met

Turquoise Hill Resources Ltd. 2021 Proxy Circular	24

Maryse Saint-Laurent Calgary (Alberta), Canada Corporate Director(1) Age: 62 Status: Independent(2) Joined Board: January 2017 Top 3 Areas of Expertise: Human Resources Capital Markets Governance

Maryse C. Saint-Laurent is an accomplished executive and corporate director with over 25 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy, power, and mining sectors. She has led several M&A and multi-faceted financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation, and benefits/pension management.

Ms. Saint-Laurent is a member of the Board of North American Construction Group Ltd. where she serves as Chair of the Nominating, Governance and Sustainability Committee and as a member of the Human Resources Committee. Most recently, Ms. Saint-Laurent served on the board of Pretivm Resources Inc. where she served as a member of both the Human Resources Committee and the Governance and Nominating Committee as well as the Alberta Securities Commission, where she served as Chair of the Human Resources Committee.

Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, an LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	12/12	16/16

Audit	4/4	1/1	5/5

Compensation and Benefits – Chair	4/4	2/2	6/6

NCGS – Chair	4/4	1/1	5/5

Special Committee (Operations) (3)	—	18/18	18/18

Special Committee (Financing)(4)	—	15/15	15/15

Total Board & Committee Attendance 100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company		Since

North American Construction Group Ltd.		2019

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022(6)

3,080

Total as at March 26, 2021(6)

3,080

DEFERRED SHARE UNITS HELD(5)

Total as at March 30, 2022(6)

31,109

Total as at March 26, 2021(6)

26,225

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT

%	Status

83.30% For	Met

Turquoise Hill Resources Ltd. 2021 Proxy Circular	25

Steve Thibeault

Lac Delage (Quebec), Canada

Interim Chief Executive Officer,

Turquoise Hill Resources Ltd.(1)

Age: 62

Status: Non-independent(2)

Joined Board: March 2021

Top 3 Areas of Expertise:

CFO

Strategic Planning/Leading Growth

Enterprise Risk Management

Steve Thibeault was appointed Interim Chief Executive Officer of Turquoise Hill Resources on March 3, 2021.

Throughout his 40 years’ experience in the mining and shipping industries, Mr. Thibeault has worked extensively across North America, Europe, Australia and Asia. Over the course of his career, he was able to expand his role constantly in various finance-related positions, including the role of Chief Financial Officer for the past 10 years.

Mr. Thibeault joined Alcan Inc. in 1981 and held various positions in Finance, working his way from the Operations group to Corporate. In 2009, he became Chief Financial Officer of Energy Resources of Australia, an Australian mining corporation held in majority by Rio Tinto. His career at Rio Tinto continued to expand as CFO of its subsidiary Turquoise Hill Resources (TRQ), from 2014 to 2017. Finally, Mr. Thibeault was the Chief Financial Officer of the CSL Group (Canada Steamship Lines) from 2017 to 2020.

Mr. Thibeault is also an advisor on the audit committee of Astérix Inc. and Federal Fleet Services Inc., two divisions of Davie Shipbuilding.

He graduated in Finance from the Université du Québec à Chicoutimi (1981), and in Accounting from the École des Haute Études Commerciales de Montréal (1990).

Mr. Thibeault is currently a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE(9)

	Regular	Ad hoc	Total

Board	4/4	10/10	14/14

Health, Safety, Environment and Communities	4/4	—	4/4

Total Board & Committee Attendance 100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 30, 2022(6)

None

Total as at March 26, 2021(6)

N/A

DEFERRED SHARE UNITS HELD(10)

Total as at March 30, 2022

None

PRIOR YEAR’S VOTING RESULTS	SHAREHOLDING REQUIREMENT(10)

%	Status

89.69% For	N/A

Turquoise Hill Resources Ltd. 2021 Proxy Circular	26

Notes:

1.	The biographical information is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.

The independence of nominees was determined by the Board in accordance with applicable corporate and securities laws and stock exchange requirements, including the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the CSA Audit Committee Rules, as well as the independence requirements of the TSX. See also Section – “Corporate Governance” of this Circular for more details.

3.

As part of a Special Committee (Operations) (as defined in Section – “Summary of Board and Committee meetings held”), independent Directors had the responsibility of assisting with the investigation and review of sustainable first production delays and project development capital spend increases in relation to the Oyu Tolgoi underground mine development. For additional details, see Section – “Summary of Board and Committee meetings held”.

4.

As part of a Special Committee (Financing) (as defined in Section – “Summary of Board and Committee meetings held”), independent Directors had the responsibility of overseeing and supervising negotiations with Rio Tinto in respect of the sourcing of incremental funding necessary to progress underground development at Oyu Tolgoi LLC. For additional details, see Section – “Summary of Board and Committee meetings held”.

5.

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013 and was subsequently amended on July 29, 2021. Under the terms of the DSU Plan, any DSUs held by a Director are redeemed for cash as of the date such person ceases to be a Director. For additional details relating to the DSU Plan, see Section – “Annual Retainers, Attendance Fees and Other Remuneration”.

6.

On October 23, 2020, the Corporation implemented the Consolidation which resulted in the consolidation of the Corporation’s Common Shares at a ratio of 1:10. The numbers of each then outstanding DSU were reduced proportionately such that the underlying award value did not change. The number of units and/or Common Shares held by individuals have been retroactively adjusted to reflect the Consolidation. For additional details, see Section – “Voting shares and principal holders thereof”.

7.	Ms. Donally is a new Director nominee recommended by management for election to the Board. Ms. Donally was not a Director of the Corporation in 2021.
8.

In accordance with Rio Tinto’s corporate policies, Directors employed by Rio Tinto are not eligible to receive DSU grants and any compensation that they would normally receive from the Corporation is paid directly to Rio Tinto. As such, the Director Shareholding Guidelines only apply to independent Directors.

9.	Mr. Thibeault was appointed Director as of March 3, 2021 following Mr. Ulf Quellmann’s resignation, effective March 3, 2021. Mr. Quellmann’s 2020 meeting attendance are reflected in the below tables:

ULF QUELLMANN - BOARD/COMMITTEE MEMBERSHIP AND 2021 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	10/10	14/14

HSECO Committee	4/4	—	4/4

Total Board & Committee Attendance		100%

10.

As an Executive Director, Mr. Thibeault is not eligible to receive DSU grants under the DSU Plan. Also, considering his interim status, Mr. Thibeault is not eligible to participate in the Corporation’s long-term incentive and short term incentive plans.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	27

Skills matrix

The Nominating, Corporate Governance and Sustainability Committee maintains and uses a skills matrix to identify and track the key skills and areas of strength that the Board believes are important for overseeing Turquoise Hill’s business, management, and future growth. The Committee reviews the skills matrix at least once a year to assess whether the size and composition of the Board are appropriate for the Corporation’s needs. The skills matrix is also used to develop a list of potential candidates for nomination to the Board of Directors. The following table identifies the skills and competencies of each nominee in the various areas of experience:

Governance
Board Experience	8	✓	✓	✓	✓	✓	✓	✓	✓
Committee Experience	8	✓	✓	✓	✓	✓	✓	✓	✓
Chair Experience	6		✓	✓		✓	✓	✓	✓
Leadership
CEO	5	✓		✓		✓	✓		✓
COO	2	✓				✓
CFO	2						✓		✓
Senior Management / Partner	8	✓	✓	✓	✓	✓	✓	✓	✓
Relevant Industry Knowledge/Experience
Exploration	5	✓	✓	✓	✓	✓
Mining Operations	8	✓	✓	✓	✓	✓	✓	✓	✓
Power	6	✓	✓		✓	✓		✓	✓
Other Resources	6	✓	✓		✓	✓		✓	✓
Financial Acumen
Financial Literacy	8	✓	✓	✓	✓	✓	✓	✓	✓
Accounting Designation	2		✓				✓
Banking / Capital Markets / M&A	7	✓	✓	✓	✓		✓	✓	✓
Operations/Management
Business Development	8	✓	✓	✓	✓	✓	✓	✓	✓
Engineering	2	✓				✓
Human Resources / Compensation	5	✓		✓		✓	✓	✓
International	8	✓	✓	✓	✓	✓	✓	✓	✓
Information Systems / Technology	5	✓		✓	✓		✓		✓
Sales & Marketing	4	✓	✓		✓				✓
Strategic Planning / Leading Growth	8	✓	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management	8	✓	✓	✓	✓	✓	✓	✓	✓
Legal/Government/Environment
Corporate Law	3				✓		✓	✓
Securities Law / Regulations	5			✓	✓		✓	✓	✓
Government Policy / Relations	5	✓			✓	✓		✓	✓
Health, Safety, Environment & Communities	8	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Social Responsibility/Sustainable Practices	8	✓	✓	✓	✓	✓	✓	✓	✓
Other
Diversity	2		✓					✓

Turquoise Hill Resources Ltd. 2021 Proxy Circular	28

Previous year’s voting results

	2021
	Votes For	% For	Votes Withheld	% Withheld
George R. Burns	143,281,680	88.96%	17,775,025	11.04%
R. Peter Gillin	129,988,745	80.71%	31,067,960	19.29%
Alfred P. Grigg	133,864,450	83.16%	25,513,782	15.84%
Stephen Jones	135,542,923	84.16%	25,513,782	15.84%
Russel C. Robertson	133,868,003	83.12%	27,188,702	16.88%
Maryse Saint-Laurent	134,154,570	83.30%	26,902,135	16.70%
Steve Thibeault	144,452,375	89.69%	16,604,330	10.31%

	Votes For	% For	Votes Against	% Against
“Say on Pay” advisory vote	143,947,328	89.38%	17,109,351	10.62%

The Corporation’s Nominating, Corporate Governance and Sustainability Committee regularly assesses the optimal size, composition and qualifications needed of potential independent Board members, taking into consideration the Corporation’s Diversity Policy, skills matrix, succession needs, annual assessment results and minority Shareholder feedback. This process is carried out with the assistance of external advisors and approved by the Board. Two of four independent Directors currently serving on the Board have been appointed over the past five years (Maryse Saint-Laurent in 2017 and George Burns in 2020), and one additional independent Director is recommended by management for election to the Board this year, Ms. Caroline Donally. The Corporation believes this continual renewal, together with its term limit policy provides appropriate Board renewal while maintaining a depth of institutional knowledge through the other two independent Directors. The Board comprises a majority of Directors who are independent under applicable securities laws and stock exchange requirements (4 of 7 before the Meeting and 5 of 8 after the Meeting). The Board Chair, and all members of the Audit Committee, the Compensation and Benefits Committee and the Special Committees established by the Board are independent Directors.

The Nominating, Corporate Governance and Sustainability Committee has a rigorous process in place for selecting independent Directors, including the use of external search firms where appropriate in order to identify candidates with the skills and background needed to complement the current skills of the Board, provide for succession planning and to support the Corporation’s strategy. In determining the list of potential candidates, the Nominating, Corporate Governance and Sustainability Committee considers feedback received as part of the independent Directors’ engagement with the Corporation’s Shareholders and other stakeholders and the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity together with effective dialogue and decision-making.

Additional disclosure relating to Directors

To the knowledge of the Corporation, no proposed Director is, or has been within the last 10 years, a director or executive officer of an issuer that, while that individual was acting in such capacity or after that individual ceased to be a director or executive officer, but as a result of an event that occurred while that individual was acting as a director or executive officer of that issuer was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days or while that individual was acting in such capacity or within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, to the knowledge of the Corporation, no proposed Director has within the last ten years become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Majority voting policy

Pursuant to Turquoise Hill’s Majority Voting Policy, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to tender his or her resignation to the Board promptly following the

Turquoise Hill Resources Ltd. 2021 Proxy Circular	29

meeting of Shareholders at which the Director is elected. The Board will accept such resignation, except in exceptional circumstances, and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The resignation will be effective when accepted by the Board. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Term of office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders or, if no Director is then elected, until a successor is elected.

Tenure

Collectively, the eight nominees for election as Directors have 34 years of experience on the Board and individually, the years of service go up to ten years. In light of the renewals on the Board in recent years, the average tenure of Directors on the Board is 4.81 years, with two of the four independent Directors nominated for election at the Meeting having been elected in the past five years (Maryse Saint-Laurent in 2017 and George Burns in 2020), and one additional independent Director is recommended by management for election to the Board this year Ms. Caroline Donally.

The Board Mandate requires that Directors offer their resignation to the Chair of the Nominating, Corporate Governance and Sustainability Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives. The Corporation does not have a retirement age policy for Directors.

Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

The Board of Directors has adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including but not limited to gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. The Corporation believes that by bringing together highly qualified individuals from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading mining company. For the purposes of Board composition and composition of the team of executive officers, diversity includes, but is not limited to, characteristics such as gender, age, and disability, as well as the inclusion of Indigenous peoples and members of visible minorities. In particular, Turquoise Hill recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions. The Corporation is also committed to inclusiveness within all its positions. See Schedule “A” – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

The Diversity Policy sets out the Corporation’s target of having not less than 30% of women Directors on the Board at or prior to the Corporation’s 2023 Annual General Meeting. The Board considers that the nomination of Ms. Donally demonstrates the Board’s commitment to identifying and approaching potential gender diverse candidates for the future. The Board will continue to annually review progress made in relation to gender representation on the Board, including the appropriateness of updating its target, but at this time considers the policy and target to be appropriate and consistent with best practices.

Additionally, the Diversity Policy highlights the Corporation’s commitment to attain and maintain a representation of not less than 30% of women in Named Executive Officer positions. On an annual basis, the Nominating, Corporate Governance and Sustainability Committee: (i) assesses the effectiveness of the nomination process at achieving the Corporation’s

Turquoise Hill Resources Ltd. 2021 Proxy Circular	30

diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

In connection with its efforts to create and maintain a diverse Board, the Nominating, Corporate Governance and Sustainability Committee develops recruitment protocols that seek to include diverse candidates in any director search.

The table below shows the number of women currently on the Board and in Named Executive Officer positions:

As at March 30, 2022
Women Directors (as a percentage of all Directors)	1 of 7		14.3%
Women Directors (as a percentage of independent Directors)	1 of 4		25%
Women Directors (including current nominees (as a percentage of all Director nominees)	2 of 8		25%
Women Named Executive Officers	1 of 4	(1)	25%

(1)	Turquoise Hill’s only executive officers are its NEOs.

The Corporation is also committed to appointing at least one (1) Director belonging to a “Designated Group”, such Designated Groups including women, Indigenous peoples, persons with disabilities or members of visible minorities. Turquoise Hill also commits to consider the appointment of members of Designated Groups within Named Executive Officer positions.

As at March 30, 2022
Directors belonging to Designated Groups	1 of 7		14.3%
Director nominees belonging to Designated Groups	2 of 8		25%
Named Executive Officers members of Designated Groups	2 of 4	(1)	50%

(1)	Turquoise Hill’s only executive officers are its NEOs.

Turquoise Hill’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct. For more details, see Section – “Code of Business Conduct”.

Over-boarding policy

As part of the Board Mandate, the Corporation has adopted an over-boarding policy which includes the application of the following guidelines when considering candidates to become Directors: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than a total of five public corporation directorships (including the Corporation’s Board). The Corporation believes that this policy underscores the importance for each candidate to make the commitment of time and effort necessary to be an effective Director.

In addition to the over-boarding policy, the charter of the Audit Committee provides, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation’s, unless the Board determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

Interlocking directorships

There are no interlocking directorships that exist among management’s eight Director nominees as of March 30, 2022.

Succession planning for the Board of Directors

The Nominating, Corporate Governance and Sustainability Committee maintains an evergreen list of potential candidates to serve on the Board. In establishing this evergreen list of potential candidates, the Board and the Nominating, Corporate

Turquoise Hill Resources Ltd. 2021 Proxy Circular	31

Governance and Sustainability Committee consider individuals that possess the skills and knowledge required to make a meaningful contribution to the Board, which has oversight of the development of the succession planning process.

The Nominating, Corporate Governance and Sustainability Committee has a rigorous process in place for selecting independent Directors including the use of external search firms where appropriate to assist in identifying candidates from a broad pool that might meet the criteria needed to continuously enhance the Board’s and its Committees’ decision-making, taking into consideration the Corporation’s Diversity Policy, skills matrix, and the results of annual assessments of Directors, among other factors. In determining the list of potential candidates, the Nominating, Corporate Governance and Sustainability Committee considers feedback received as part of the independent Directors’ regular engagement with the Corporation’s Shareholders and various other stakeholders and the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity as well as effective dialogue and decision-making.

The Nominating, Corporate Governance and Sustainability Committee regularly reviews the profile of the Board, including the age and tenure of individual Directors, and the representation of diverse groups, and various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives.

Considering the Corporation’s objective of achieving a target of not less than 30% of women on the Board at or prior to its 2023 annual general meeting of shareholders, and its commitment of having at least one Director member of Designated Groups, it will include diverse candidates in the short list of candidates being considered for a Board position, recognizing that maintaining and advancing diversity on Turquoise Hill’s Board will assist in upholding its status as a leading mining company.

Succession planning for senior management

The Board has oversight of the development of succession plans for the Chief Executive Officer of the Corporation and the senior management team. The succession plan for the Chief Executive Officer is managed by the Compensation and Benefits Committee while succession plans for other members of senior management are managed by the Chief Executive Officer in coordination with the Board and the Compensation and Benefits Committee. These plans include potential candidates for interim roles, near-term potential candidates and long-term potential candidates.

Each year, the Board considers the strength of the succession plan for the Chief Executive Officer and the senior management team in light of the Corporation’s short and long-term business objectives. In establishing a list of suitable candidates to be considered for senior roles, the Board ensures that diverse candidates are included for consideration with other candidates, including candidates from Rio Tinto, a leading global mining group with access to a significant pool of talent.

Effective March 3rd, 2021, Mr. Ulf Quellmann resigned as the Corporation’s Chief Executive Officer. The Board appointed Steve Thibeault as Interim Chief Executive Officer. Mr. Thibeault had previously served as the Corporation’s Chief Financial Officer between June 2014 and April 2017. Since April 2017, Mr. Thibeault has had no affiliation with either Turquoise Hill or Rio Tinto.

Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board and its various committees held during the year ended December 31, 2021:

Board/Committee	Total number of meetings	Average attendance by Directors and Committee members
Board of Directors	16	99%
Compensation and Benefits Committee	6	100%
Audit Committee	5	100%
Nominating, Corporate Governance and Sustainability Committee	5	100%
Health, Safety, Environment, Communities and Operations Committee	4	100%
Special Committee (Operations)	18	99%
Special Committee (Financing)	15	100%

Turquoise Hill Resources Ltd. 2021 Proxy Circular	32

In addition to the number of meetings above, six resolutions in writing were passed by the Board in 2021. Resolutions in writing must be signed by all of the Directors entitled to vote on the subject matter of the resolution.

The independent Directors held 15 special committee (the “Special Committee (Financing)”) meetings during the year ended December 31, 2021. These meetings were in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board meetings.

Under the Board Mandate, the Board has the right to appoint committees and delegate to any such committee powers of the Board.

The Special Committee (Financing) was active until May 12, 2021. It was an ad hoc committee solely comprised of independent Directors. It was formed in 2019 for the purposes of overseeing and supervising negotiations with Rio Tinto in respect of the sourcing of incremental funding necessary to progress underground development at Oyu Tolgoi. The functions carried out by the Special Committee at its meetings included the following:

•

Raise and review substantive issues related to the Corporation’s funding options that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees, which entails actively supervising negotiations on such funding options between management and Rio Tinto; and

•

Discuss and consider how various potential funding options and alternatives would impact the interests of the minority Shareholders and other stakeholders of the Corporation, which entails, managing and overseeing conflicts of interest that arise between management, Directors and Rio Tinto.

The Special Committee (Financing) ceased to exist on May 12, 2021, upon the Board’s determination that its mandate was fulfilled. In deciding to dissolve the Special Committee (Financing), the Board took into account the fact that the Corporation and Rio Tinto agreed to provide an updated funding plan addressing the estimated remaining funding requirement for the completion of the Oyu Tolgoi underground project.

In December 2020, a second special committee (the “Special Committee (Operations)” solely comprised of independent Directors was formed for the purposes, among other things, of assisting with the investigation and review of sustainable first production delays and project development capital spend increases in relation to the Oyu Tolgoi underground mine development. This Special Committee (Operations) was formed to supplement the work already conducted by the independent directors during its in camera meetings of the Board. 18 meetings of the Special Committee (Operations) were held in 2021.

In October 2021, Oyu Tolgoi LLC provided the Corporation with preliminary information regarding the funding impact of further underground delays and open-pit metal deferrals which resulted in an expected increase in the Corporation’s base case estimated incremental funding requirement. As a result of this estimated increased in funding requirements, on December 3, 2021, the Board expanded the role of the Special Committee (Operations) to include duties that were initially delegated to the previously existing Special Committee (Financing), namely matters relating to the funding plan for the completion of the Oyu Tolgoi underground project and the raising of capital for the Corporation’s funding of same. The Board considered that it would be in the best interests of the Corporation to have these issues addressed in the same forum. The functions carried out by the Special Committee (Operations) at its meetings included the following:

•

Review the report commissioned by the special committee of the Oyu Tolgoi board of directors into the increase in cost and the schedule extension of the Oyu Tolgoi underground project during the period between the 2016 Mongolian Statutory Study and the December 2020 Definitive Estimate;

•

Oversee the negotiations of the Corporation with the Government of Mongolia for a comprehensive agreement for the start of the undercut, including negotiations for the financial concessions sought by the Government of Mongolia with respect to the waiver in full of the carry account loan of the state-owned entity through which the Government of Mongolia owns its interest in Oyu Tolgoi; and

•	Oversee the negotiation of a comprehensive funding arrangement with Rio Tinto to account for the increased funding requirements, including on account of the waiver of the carry account loan.

With the approval of the Amended and Restated Heads of Agreement dated as of January 24, 2022 between the Corporation and RTIH, the Board determined that the Special Committee (Operations)’s mandate was fulfilled and the committee was dissolved on March 1, 2022.

Turquoise Hill Resources Ltd. 2021 Proxy Circular	33

Orientation and continuing education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s Chief Legal Officer (“CLO” or “Chief Legal Officer”), who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, as well as an overview of compliance, contractual and corporate governance matters. There is also an opportunity to discuss with the Chair of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All current Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages and Directors attend other appropriate continuing education activities, including seminars, conferences, and industry forums. In particular, certain Directors have participated in the external and internal activities outlined in the table below during fiscal 2021:

Date	Topic	Prepared/Hosted by

January	Mining Executive and Director Forum	KPMG LLP.

January	What Director Should Know About the Debate on Social Purpose Beyond Profit	Institute of Corporate Directors

January	Climate Change	Diligent LLP.

February	Continuing the Digital Transformation Journey	Institute of Corporate Directors

March	Proxy advisory focus areas and recommendations	Turquoise Hill Chief Legal Officer

April	Impact of Bitcoin on the Gold Industry	Dundee Precious Metals Inc.

April	Q1 Reporting issues	PricewaterhouseCooper LLP.

May	ESG Conference and Sustainability Summit	Institute of Corporate Directors

May	ESG Conference	Scotiabank

June	Q2 Reporting issues	PricewaterhouseCooper LLP.

June	Next Level Governance – In an Era of Massive Transformational Change	Institute of Corporate Directors

June	HR and Compensation Committee – Executive Compensation	Scotiabank

June	Successful Collaboration Between Companies & Indigenous Peoples	Institute of Corporate Directors

June	Unconscious Bias	Wheaton Precious Metals Corp.

July	Diversity and Inclusion	Turquoise Hill Chief Legal Officer

September	Mining Executive and Director Forum	KPMG LLP.

September	Q3 Reporting issues	PricewaterhouseCooper LLP.

October	The Sacred Board Task-Selecting the Next CEO	Deloitte LLP.

October	Rethinking Risk Management towards Resiliency	Institute of Corporate Directors

October	Benefits and Compensation University	Mayer Brown LLP.

November	Climate disclosure – regulatory update	Turquoise Hill Chief Legal Officer

November	The C-Suite’s perspective on Board Effectiveness	Diligent LLP.

December	Climate and the Challenge for Audit Committees	Deloitte LLP.

December	Year-end reporting issues	PricewaterhouseCooper LLP.

Board members have full access to the Corporation’s records. The Corporation’s Chief Legal Officer also provides, at regularly scheduled meetings of the Board, updates on corporate governance best practices, regulatory changes and other relevant developments. Directors also receive, through “learn-in” sessions, both updates and more detailed overviews of the

Turquoise Hill Resources Ltd. 2021 Proxy Circular	34

underground development of the Oyu Tolgoi mine delivered by our Chief Operating Officer and the Oyu Tolgoi project lead. In addition, the Board visits the site either in person or, more recently, virtually in order to see the progress made in the underground development. The Board has in the past, prior to the COVID-19 era, also visited various community projects sponsored by Oyu Tolgoi and has met with key stakeholders in order to maintain an understanding of local needs and expectations. The Board holds an annual strategy session and receives regular financing, operations and development updates from senior management.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as Directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

Board and Director performance assessment

On an annual basis, the Nominating, Corporate Governance and Sustainability Committee oversees the process for assessing the effectiveness of the Board as a whole and the effectiveness of its committees, the Board Chair, the committee Chairs, and individual Directors. The Nominating, Corporate Governance and Sustainability Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating, Corporate Governance and Sustainability Committee reviews the aggregated responses for each committee and the Board in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussions around such reviews are held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

Identification and resolution of potential conflicts of interests

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to furthering the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling Shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, decisions or agreements entered into between Rio Tinto and the Corporation are made solely by the independent Directors, including through its Special Committees, where appropriate. The independent Directors meet in camera, separately from management, at the end of all meetings of the Board, to discuss various matters, some of which present actual or potential conflicts of interest. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors. In addition to in camera sessions, the independent Directors also hold ad hoc meetings. See above Section – “Summary of Board and Committee meetings held”.

In addition, during 2021, the Special Committees supervised and oversaw negotiations with Rio Tinto in respect of the sourcing of incremental funding necessary to progress underground development at Oyu Tolgoi and to oversee any investigation and review regarding the sustainable first production delay and project development capital spent increase in relation to the Oyu Tolgoi underground mine development. See the Section – “Summary of Board and Committee meetings held” above.

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Committees of the Board

The Board’s oversight responsibilities are significantly carried out through the four standing committees, which report to the Board on their activities on a regular basis.

The committee charters set out the roles and responsibilities of each committee along with the composition requirements and procedures for the committee meetings. All charters include a duty for the Committee Chair to report to the Board of Directors on the activities of the committee so that the full Board is aware of the activities of all committees.

These charters can be found on our website at https://turquoisehill.com/investors/company/corporate-governance.

The committee charters authorize each committee, in its sole discretion, to hire external consultants to assist the committee in discharging its duties, at the expense of Turquoise Hill. The only requirement is to advise the Chair of the Board that the external consultant has been hired.

Each committee reviews its charter at least once a year, with the Nominating, Corporate Governance and Sustainability Committee reviewing all committee charters on an annual basis. Any change to a committee charter is recommended to the Board for approval.

The following table sets out committee membership as of March 30, 2022:

Committee	Members

Audit Committee	Russel C. Robertson (Chair), George R. Burns and Maryse Saint-Laurent

Compensation and Benefits Committee	Maryse Saint-Laurent (Chair), George R. Burns and Russel C. Robertson
Health, Safety, Environment, Communities and Operations Committee	Stephen Jones (Chair), George R. Burns and Steve Thibeault
Nominating, Corporate Governance and Sustainability Committee	Maryse Saint-Laurent (Chair), Russel C. Robertson and Alfred P. Grigg

Committee composition is adjusted according to the needs of each committee and new appointments to the Board. The Nominating, Corporate Governance and Sustainability Committee reviews committee membership and chairs at least on an annual basis and recommends approval of membership and chairs to the Board.

More information on the Board Committees can be found in Section – “Board Committees” of this Circular.

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REAPPOINTMENT OF AUDITOR

Shareholders will be requested to reappoint KPMG LLP (“KPMG”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix its remuneration and the terms of its engagement. KPMG was first appointed as auditor of the Corporation at Turquoise Hill’s Annual and Special Meeting of Shareholders on July 24, 2020. The reappointment of KPMG must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that Shareholders vote FOR the reappointment of KPMG as auditor of Turquoise Hill.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

Fees for audit and other services

The aggregate fees billed by KPMG (and its affiliates) in fiscal 2021 and fiscal 2020, as applicable, are detailed below. Amounts presented in each year may be impacted by timing of billing.

	2021	2020
Audit Fees (a)	C$ 2,338,625	C$ 2,094,422
Audit Related Fees (b)	C$ 78,765	C$ 60,990
Tax Fees	C$ Nil	C$ Nil
Other Fees	C$ Nil	C$ Nil
Total	C$ 2,417,390	C$ 2,155,412

Notes:

(a)	Fees for audit services billed relating to fiscal 2021 and 2020 consist of:

•	Audit of the Corporation’s annual consolidated financial statements;

•	Audit of the Corporation’s subsidiaries in Mongolia, Singapore, the Netherlands, and Australia;

•	Reviews of the Corporation’s interim financial statements; and

•	Involvement in prospectus and other securities filings.

(b)	Audit related fees billed relating to fiscal 2021 and 2020 consist of translation services.

In addition, in 2020 and 2021, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal control on financial reporting.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit services provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. The Audit Committee has adopted a procedure whereby the Chair of the Audit Committee shall pre-approve any non-audit services totalling segments of $50,000 or less per occurrence, up to a total of $100,000 per year, and shall be required to report on this at the first scheduled Audit Committee meeting following such pre-approval. Any amounts exceeding the $100,000 threshold must be pre-approved by the Committee, according to the procedure. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor requiring pre-approval relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

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ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will consult with Shareholders with respect to the Corporation’s compensation plans so that Directors clearly understand their concerns. The Board will then review the Corporation’s approach to compensation in light of these concerns. At last year’s Annual Meeting of Shareholders, 89.38% of Shareholders voted for the Corporation’s approach to executive compensation. Following last year’s Annual Meeting of Shareholders, the Chair of the Board and the Chair of the Compensation and Benefits Committee engaged with its minority shareholders to discuss with them any compensation concerns they may have. Please see the “Letter from the Compensation and Benefits Committee” for further details on changes made following this consultation.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Circular delivered in advance of the 2022 annual meeting of shareholders”.

Management and the Board of Directors recommend that Shareholders vote FOR this “say on pay” resolution.

Unless contrary instructions are indicated in the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR this advisory “say on pay” resolution.

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Letter from the Compensation and Benefits Committee	March 30, 2022
Dear Shareholders,

On behalf of the Compensation and Benefits Committee of Turquoise Hill, I would like to share with you how we approached executive compensation in 2021, and the considerations we made to the views provided by you, our shareholders.

In 2021, the COVID-19 pandemic continued to present challenges to the operation of Turquoise Hill’s business. While the operations at Oyu Tolgoi continued uninterrupted, our achievements were impacted by the new variants and wider spread of the virus within Mongolia, resulting in staffing challenges at Oyu Tolgoi. Ongoing restrictions imposed by the Government of Mongolia on travel and the movement of goods and people both across and within its borders, made site access more difficult impacting customer shipments and development on site.

Our teams worked closely with the Mongolian authorities to prioritize the health and safety of all Oyu Tolgoi employees and the wider community and assisted in performing employee health screens. Further, we continued strong safety performance at Oyu Tolgoi with no fatalities and with an all-injury frequency rate (AIFR) of 0.14.

Reaching a mutual understanding for a renewed partnership with the Government of Mongolia as well as securing approval by the Oyu Tolgoi LLC board of directors of the commencement of the undercut, were key objectives for our management team in 2021. These efforts were ultimately reflected first in the Mongolian Government’s approval of a resolution on December 30th, 2021 supporting the project which then lead to an agreement of all parties in January of 2022. Following that agreement, the commencement of the undercut was celebrated by the parties on January 25, 2022. In addition, our management team successfully negotiated a comprehensive and binding, amended funding arrangement with Rio Tinto that provides a pathway forward to address our funding requirement through to projected sustainable production at Oyu Tolgoi in 2023.

Achievement of significant financial and operational goals

In 2021, Turquoise Hill achieved several significant operational milestones at Oyu Tolgoi towards its long-term production goals. Our achievements included the following:

• Copper production for 2021 of 163.0kt was within the Corporation’s revised guidance of 150 - 180kt, while gold production of 468.01koz was at the higher end of the Corporation’s revised guidance;

•   Successfully negotiated a Heads of Agreement (“HoA”) in April 2021 and an amended and restated HoA (“A&R HoA” in January 2022 providing a comprehensive funding strategy to complete the underground project, including re-profiling of the project’s senior debt, up to $500 million of additional senior supplement debt, a co-lending facility of up to $750 million from Rio Tinto, and additional equity financing by the Corporation;

• Successfully completed the negotiation with the Government of Mongolia with unanimous approval of the undercut as well as the commencement of the underground mine in January 2022;

•   Negotiated an Electricity Supply Agreement (signed in 2022) to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia, providing a pathway to meeting Oyu Tolgoi LLC’s long-term power requirements from domestic power sources; and

●   Continued work in relation to the issuance of our inaugural stand-alone ESG report, now being prepared in compliance with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

To recognize our leadership’s accomplishments and efforts throughout this past year and the achievement of these important milestones, the Compensation and Benefits Committee awarded its interim CEO 163% of his target annual incentive award. As in 2020, we did not amend in 2021 any of our executives’ short- or long-term incentive plan objectives due to the COVID-19 pandemic as we believe the goals and targets established at the beginning of the year remained appropriate throughout the period.

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In 2021, Performance Share Units granted to our executive officers in 2019 vested. Because Turquoise Hill’s TSR over the relevant performance period did not meet the minimum threshold, the 2019 PSU grant expired without any payouts to the relevant executive officers.

CEO Transition

In March 2021, we announced the resignation of Ulf Quellmann as CEO and the appointment of Steve Thibeault as interim CEO. This Circular includes information regarding both Mr. Quellmann and Mr. Thibeault for their respective tenure.

Shareholder Support

Last year, 89.38% of Shareholders voted in favour of our say-on-pay proposal, a 7.5% improvement from the prior year indicating that Shareholders have recognized the improvements that we continue to make to our executive compensation practices. We believe that the compensation outcomes disclosed in this Circular align with the strategic direction of Turquoise Hill and the long-term value creation expected from you, our Shareholders. We encourage you to support our executive pay program by voting in favour of our say-on-pay proposal.

Members of the Compensation and Benefits Committee and Board of Directors will be available at the annual meeting to respond to questions.

Maryse Saint-Laurent
Chair of the Compensation and Benefits Committee

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COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the compensation discussion and analysis in respect of fiscal 2021 is provided in respect of the Corporation’s “Named Executive Officers” (“NEOs”) outlined below:

•	Mr. Steve Thibeault, interim Chief Executive Officer of the Corporation (as of March 3, 2021) (“Interim CEO”);

•	Mr. Ulf Quellmann, the former Chief Executive Officer of the Corporation until his resignation on March 3, 2021 (“Former CEO”).

•	Mr. Luke Colton, Chief Financial Officer (“CFO”);

•	Ms. Jo-Anne Dudley, Chief Operating Officer (“COO”);

•	Mr. Dustin Isaacs, Chief Legal Officer and Corporate Secretary (“CLO”); and

The Corporation’s NEOs have direct employment agreements with the Corporation. Ms. Dudley’s agreement is with a wholly-owned subsidiary of the Corporation. Following Mr. Quellmann’s resignation, Mr. Steve Thibeault was appointed as Interim CEO effective as of March 3, 2021.

COMPENSATION PHILOSOPHY AND GOALS

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short-, medium- and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide competitive, transparent and balanced compensation in relation to the role being performed.

The Corporation’s compensation policies and practices are designed to reflect the following considerations:

•

A significant portion of each executive’s compensation is performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	The measures include both corporate financial metrics as well as individual and/or corporate non-financial metrics which are key to incentivizing and meeting the goals of the Corporation;

•	The payment of performance-based compensation is aligned with the period of time over which results are achieved and the related risks are assumed;

•	If performance targets are exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target;

•	Performance-based compensation is paid if the individual or the Corporation actually meets or exceeds the measurable performance targets, as applicable;

•

Variable compensation includes caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance; and

•

In cases where the performance metrics used indicate a substantial payout, the Board assesses the extent to which the performance may have been favourably affected by factors outside of management’s control and, in such instances, considers whether any adjustments to award levels are warranted.

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Say on pay advisory vote

As part of Turquoise Hill’s commitment to governance best practices, the Corporation holds an annual “say on pay” advisory vote that allows Shareholders to indicate whether they are in agreement with Turquoise Hill’s executive compensation practices and policies. At last year’s Annual Meeting, Shareholders voted 89.38% in favour of our approach to executive compensation. As part of our commitment to Shareholder engagement, as set forth in our Shareholder Engagement Policy, it is important for us to receive feedback from our Shareholders and have a dialogue on our compensation practices.

COMPENSATION AND BENEFITS COMMITTEE

Composition and role

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is comprised of Ms. Saint-Laurent (Chair), Mr. Burns and Mr. Robertson, all of whom are independent Directors, under applicable securities laws and stock exchange requirements. Further, all Compensation and Benefits Committee members have direct experience and skills in executive compensation that enables the Committee to make decisions on the suitability of compensation policies and practices:

•

Ms. Saint-Laurent was elected Chair of the Compensation and Benefits Committee in May 2017 and possesses over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.

•

Mr. Burns has over 19 years of executive level experience in public mining companies with direct experience in human resources management including the past 4 years as President and Chief Executive Officer with direct involvement with the compensation committee of Eldorado Gold Corporation.

•

Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has held various senior executive positions with two large accounting firms and with a major public company where he was responsible for determining compensation and oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors. The Compensation and Benefits Committee’s responsibilities include the following:

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and Directors;

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Reviewing senior management’s annual performance assessment and compensation level based on the recommendation of the CEO;

•	Reviewing annually senior management’s succession plans with the recommendation of the CEO;

•

Reviewing the recipients of, and the nature and size of equity-linked awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange requirements and other regulatory requirements;

•

Administering and making recommendations to the Board with respect to the Corporation’s compensation policies, incentive compensation plans and equity-based plans, including setting performance targets so that incentive compensation aligns with the Corporation’s performance and the interests of all Shareholders;

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect;

•	Determining fees payable to members of any ad hoc committee established by the Board; and

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•	Overseeing the selection of benchmark groups for the purposes of comparing compensation or any element of compensation and reviewing disclosure in this respect.

The Compensation and Benefits Committee meets as often as necessary, but not less frequently than four times per year, to address compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board.

The Compensation and Benefits Committee, with the advice of its independent external compensation consultant, establishes and the Board approves the base salary, short-term and long-term incentive award opportunities and employee benefits of the Corporation’s NEOs. Market testing for all NEOs is conducted bi-annually to ensure that the Corporation can attract and retain the best talent.

The Corporation’s Performance Share Unit Plan (“PSU Plan”) and Restricted Share Unit Plans (“RSU Plan”) (together the “Plans”) and the Executive Shareholding Guidelines provide a critical equity driven, performance based long-term incentive element to senior executives’ compensation packages by linking compensation directly to the performance of the Corporation and to Shareholders’ interests. The Board, on the recommendation of the Compensation and Benefits Committee, determines and designates the PSU Plan and RSU Plan participants. In addition, all NEOs are subject to robust share ownership requirements, as set forth under the Corporation’s Executive Share Ownership Guidelines to further link executive pay to Shareholders’ interests.

Management of compensation risk in 2021

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess the risks associated with the Corporation’s compensation policies and practices. This is done to ensure that the executive compensation policies and practices do not encourage the executives to take inappropriate risks that are reasonably likely to have an adverse effect on Turquoise Hill’s business and strategy. The Board and the Compensation and Benefits Committee have developed certain practices which help them identify, mitigate, and manage compensation-related risks.

In fiscal 2021, there were no material risks identified by the Board or the Compensation and Benefits Committee in Turquoise Hill’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

What we do:

✔	We pay for performance. Awards under the PSU Plan are paid out only if the applicable performance conditions are met. The payouts of the 2018 and 2019 PSU grants were zero.

✔	Awards under the RSU Plan align NEOs’ interests with those of Shareholders by providing a direct link to growth in Shareholder value, as they only fully vest after three years.

✔	Total compensation is a mix of base salary and short- and long-term incentives.

✔	We cap payouts under both short-term and long-term incentives.

✔	The Compensation and Benefits Committee uses the services of an independent external compensation advisor, as appropriate.

✔

We ensure the long-term alignment of interests of our NEOs and Directors with those of our Shareholders through our Shareholding Guidelines and require holding periods for awards earned following an NEO’s departure.

✔

We maintain a clawback policy enabling the Corporation to recoup or claw back vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid where such incentive compensation was based on achieving financial results that were later restated by the Corporation and the participant committed misconduct (the “Clawback Policy”).

✔	We hold an annual “say on pay” advisory vote.

✔

We restrict insiders and others who have a special relationship with the Corporation from trading our securities when in possession of material undisclosed information or during blackout periods. Insiders must pre-clear transactions before carrying out a trade in our securities.

What we don’t do:

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×	We do not guarantee incentive compensation.

×	We do not permit executives or Directors to purchase financial instruments to hedge equity securities granted as compensation or held, directly or indirectly, by the executive or the Director.

×	We do not grant stock options or loans to executives and Directors.

Outside consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining an advisor, the Compensation and Benefits Committee considers the independence of the advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchange requirements or any other regulatory requirements. The Compensation and Benefits Committee has sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

The Compensation and Benefits Committee originally retained Mercer in 2008 to examine and make a recommendation for long-term incentive awards for the CEO and CFO positions and to establish an expanded peer comparator group for setting executive pay. In 2019, the Compensation and Benefits Committee conducted a “request for proposal” with compensation advisory firms to assess the expertise, quality of services offered and competitive pricing for the level of services provided. Following this review, the Corporation again retained Mercer to assist in reviewing the Corporation’s management information circular for the 2020 annual meeting of shareholders, developing compensation and performance peer groups and benchmarking executive and Director compensation, including reviewing and advising on the Corporation’s Shareholding Guidelines.

In respect of fiscal 2021, Mercer provided assistance in drafting the management information circular, reviewed shareholding requirements for the NEOs and calculated the performance multiplier for the fiscal 2019 PSU awards vesting on December 31, 2021. The advice provided by the Committee’s consultant, together with feedback obtained from Shareholders through engagement with management and independent Directors, led to various changes being implemented in the Corporation’s compensation practices in 2021. Namely, the Corporation:

•	conducted a review of executive compensation for our NEOs vis-a-vis their peers, based on the 2020 benchmarking review;

•	conducted an assessment of risk in compensation practices;

•	undertook a review of the DSU Plan, PSU Plan and RSU Plan;

•	provided a special RSU retention grant to key contributors within the organization; and

•	amended the Executive Shareholding Guidelines to include Common Shares.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2021 and 2020.

	2021	2020
Executive Compensation-Related Fees(1)	C$ 57,121	C$ 100,057

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and the NEOs of the Corporation, including services relating to the review of the Corporation’s management information circular, developing appropriate compensation and performance peer groups and benchmarking executive and Director compensation, including the Corporation’s Shareholding Guidelines.

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BENCHMARKING PRACTICES

In establishing total direct compensation (salary, short-term and long-term incentives) for the CEO, CFO, COO and CLO, the Compensation and Benefits Committee asked Mercer to review market compensation levels to supplement the work that Mercer had performed in 2020 to review such compensation against a peer group.

In connection with the 2020 benchmarking review commissioned from Mercer, the Compensation and Benefits Committee considered the compensation information presented, recognizing that Turquoise Hill has several unique features relative to its compensation peer group. The Corporation’s executives typically come from the mining/resource extraction sector and have international experience. Therefore, global mining industry companies are appropriate comparators. However, Turquoise Hill has a different mandate and operational scope than many of the global mining companies with which it competes for executive talent and has a unique ownership and management structure. Turquoise Hill is a controlled company and though its executives are employed under direct employment agreements, several of its other services are provided under statements of work by its majority shareholder, Rio Tinto.

The Compensation and Benefits Committee expects to retain a compensation consultant to conduct a further benchmarking review against the Corporation’s compensation peer group in 2022.

Compensation peer group

Turquoise Hill’s compensation peer group in 2021 consists of the following 15 companies in the mining and mineral exploration and development industry with significant projects, development activities and operations in complex, international locations (all values in C$ million):

Company Name	Revenue (1)	Market Cap.(2)	Enterprise Value (2)	Total Assets (3)	Head Office
First Quantum Minerals Ltd.	$8,684	$20,852	$32,538	$31,588	Canada
Fresnillo plc	$3,563	$11,346	$11,590	$7,358	Mexico
Lundin Mining Corporation	$3,560	$7,262	$7,456	$9,083	Canada
Centerra Gold Inc.	$2,292	$2,895	$1,760	$2,933	Canada
Yamana Gold Inc.	$2,223	$5,118	$6,507	$10,410	Canada
B2Gold Corp.	$2,151	$5,257	$4,778	$4,267	Canada
Pan American Silver Corp.	$2,057	$6,637	$6,327	$4,361	Canada
Hudbay Minerals Inc.	$1,754	$2,396	$3,601	$5,647	Canada
OZ Minerals Limited	$1,651	$8,870	$9,452	$4,675	Australia
Cameco Corporation	$1,561	$10,976	$10,634	$7,410	Canada
IAMGOLD Corporation	$1,510	$1,879	$1,658	$5,410	Canada
Eldorado Gold Corporation	$1,222	$2,163	$2,287	$6,108	Canada
Torex Gold Resources Inc.	$1,135	$1,128	$852	$1,649	Canada
Alamos Gold Inc.	$1,062	$3,814	$3,522	$4,449	Canada
Hecla Mining Company	$1,017	$3,521	$3,946	$3,352	United States

75th percentile	$2,293	$8,870	$9,452	$7,410
50th percentile	$1,754	$5,118	$4,778	$5,410
25th percentile	$1,222	$2,396	$2,287	$4,267
Average	$2,363	$6,274	$7,127	$7,247

Turquoise Hill Resources Ltd.	$2,347	$4,186	$7,105	$17,433	Canada
Percentile ranking	75%	46%	66%	90%

Notes:

(1)

Revenue reflects the last 12 months reported as of December 31, 2021 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2021 (US$1.00/C$1.25).

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(2)

Market capitalization and enterprise value as of December 31, 2021 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2021, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2021 (US$1.00/C$1.25).

(3)

Assets disclosed are the most recently reported figures for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2021 (US$1.00/C$1.25).

Performance peer group

Turquoise Hill’s performance peer group in 2021 consists of 13 companies that are predominantly copper producers with an international focus and a median market capitalization comparable to that of the Corporation and at least three years of trading history (the “PSU Peer Comparator Group”).

The performance criteria for PSU grants made to the NEOs under the PSU Plan are based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group.

The following table sets out Turquoise Hill’s PSU Performance Peer Comparator Group (all values in C$ millions):

Company Name	Revenue (1)	Market Cap.(2)	Enterprise Value (2)	Total Assets (3)	Head Office
Freeport-McMoRan Inc.	$26,544	$76,814	$90,674	$58,810	United States
Southern Copper Corporation	$13,113	$59,801	$65,216	$22,701	United States
Teck Resources Limited	$11,635	$19,440	$28,883	$44,936	Canada
Boliden AB (publ)	$9,803	$13,996	$13,985	$11,029	Sweden
KGHM Polska Miedz S.A.	$9,061	$8,777	$10,609	$14,528	Poland
First Quantum Minerals Ltd.	$8,684	$20,852	$32,538	$31,588	Canada
Antofagasta plc	$8,250	$22,757	$25,056	$21,598	United Kingdom
AngloGold Ashanti Limited	$5,552	$11,644	$12,941	$9,608	South Africa
Kinross Gold Corporation	$5,070	$9,202	$10,337	$13,050	Canada
Lundin Mining Corporation	$3,560	$7,262	$7,456	$9,083	Canada
Yamana Gold Inc.	$2,223	$5,118	$6,507	$10,410	Canada
Hudbay Minerals Inc.	$1,754	$2,396	$3,601	$5,647	Canada
OZ Minerals Limited	$1,651	$8,870	$9,452	$4,675	United States

75th percentile	$10,719	$21,804	$30,710	$27,145
50th percentile	$8,250	$11,644	$12,941	$13,050
25th percentile	$2,891	$8,020	$8,454	$9,346
Average	$8,223	$20,533	$24,404	$19,820

Turquoise Hill Resources Ltd.	$2,347	$4,186	$7,105	$17,433	Canada
Percentile ranking	22%	12%	19%	60%

Notes:

(1)

Revenue reflects the last 12 months reported as of December 31, 2021 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2021 (US$1.00/C$1.25).

(2)

Market capitalization and enterprise value as of December 31, 2021 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2021, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2021 (US$1.00/C$1.25).

(3)

Assets disclosed are the most recently reported figures for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2021 (US$1.00/C$1.25).

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ELEMENTS OF EXECUTIVE COMPENSATION

Overview of elements of compensation

Each NEO has the same overall compensation structure which includes base salary, short-term incentive plan (“STIP”), long-term incentive plan (“LTIP”) as well as benefits and perquisites. Due to the interim nature of Mr. Thibeault’s appointment, he was not granted any LTIP, instead, a lump sum completion bonus will be payable at the expiry of his term.

The executive pay and reward framework is designed to align total remuneration with individual short- and long-term business unit performance, including long-term Shareholder value creation and performance relating to health, safety and the environment. These policies strike an appropriate balance between fixed and variable components, link variable components to the achievement of challenging personal and corporate performance targets and are designed to attract, incentivize and retain the right talent.

The STIP is designed to recognize contributions and performance for the previous year and align the interests of employees and Shareholders, whereas the LTIP is designed to motivate executives to achieve long-term Shareholder value, creation and attraction and retention.

The following table provides an overview of the short- and long-term incentive bonus award opportunities, as well as the STIP payout range and weightings for all NEOs:

Role	Target STIP Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting		Target LTIP Award Opportunity (% of Salary)
			(% of Target Award Opportunity)
			Corporate	Personal

Steve Thibeault (Interim CEO)(1)	100%	0-200%	70%	30%	Nil

Ulf Quellmann (Former CEO)(2)	80%	0-200%	70%	30%	170%(2)

Luke Colton (Chief Financial Officer)	50%	0-200%	70%	30%	75%

Jo-Anne Dudley (Chief Operating Officer)	30%	0-200%	40%	60%	75%

Dustin Isaacs (Chief Legal Officer and Corporate Secretary)	35%	0-200%	40%	60%	75%

Notes:

(1)  As Interim CEO, Mr. Thibeault did not receive awards under the LTIP.

(2)  Mr. Quellmann resigned from the Corporation effective March 3, 2021 and therefore did not receive awards under the LTIP.

Executive compensation

Mr. Thibeault, the Corporation’s Interim CEO, was appointed and employed by the Corporation starting March 3, 2021. The Board of Directors, through the Compensation and Benefits Committee, retains absolute discretion in determining his compensation. The Corporation’s CFO, COO and CLO’s compensation are also approved by the Board of Directors, at the recommendations of the CEO and the Compensation and Benefits Committee.

Base salary

The base salaries of the Corporation’s NEOs were set at a level consistent with market expectations.

The base salary of the Interim CEO was set by the Board upon the recommendation of the Compensation and Benefits Committee based on the 2020 CEO benchmarking analysis conducted by Mercer as described under Section –“Benchmarking Practices”. The CFO, COO, CLO’s salaries were also benchmarked to peer data provided by independent firms in 2020. Base salaries are paid in cash.

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Each base salary increase is determined by taking into account country-based economic factors, most notably the Consumer Price Index (CPI). Other country-based economic factors are taken into account, including Inflation rates, global economic outlooks across countries, wage growth forecasts and employment indices.

Each NEO receives a defined minimum increase, which does not vary among NEOs within the same country and is not linked to performance.

Short-term incentive

The short-term incentive awards reward executive officers based on performance and a number of measures that are aligned with achieving the Corporation’s short-term key strategic goals. The measures include both corporate financial metrics as well as individual and/or corporate non-financial metrics which are key to incentivizing and meeting the goals of the Corporation. The payment of performance-based compensation is aligned with the period of time over which results are achieved and the related risks assumed.

The evaluation of Personal and Corporate performance for the short-term incentive awards of the NEOs for 2021 was based on an assessment by the Compensation and Benefits Committee and the Board of each NEO’s contribution in 2021. The assessment of the CEO’s STIP award for 2021 was done by the Compensation and Benefits Committee and the Board. The assessment of the CFO’s, COO’s and CLO’s STIP award performance for 2021 was done by the CEO, the Compensation and Benefits Committee and the Board.

Annual STIP payments made to the NEOs are calculated using the following formula:

In assessing whether a particular performance measure was achieved or exceeded, the Compensation and Benefits Committee and the Board reviewed the performance of the NEOs against objectives set annually and reviewed by the Compensation and Benefits Committee and the Board. The Compensation and Benefits Committee and the Board use discretion in determining the rating for all subjective goals, considering both the efforts and achievements of the NEOs. Discretion is also used with respect to measurable goals, where it has been determined that other factors, independent of the NEO’s direct actions, had an impact on the result, such as business or group performance versus individual contributions.

The STIP target and actual award for the NEOs reflected as a percentage of their base salary is set out in the following table:

	Short-term incentive award (as a % of base salary)

Executive	Target	Actual

Steve Thibeault (Interim CEO)	100%	163%

Ulf Quellmann (Former CEO)(1)	80%	80%

Luke Colton (Chief Financial Officer)	50%	77%

Jo-Anne Dudley (Chief Operating Officer)	30%	44%

Dustin Isaacs (Chief Legal Officer and Corporate Secretary)	35%	58%

Notes:

(1)	Mr. Quellmann resigned from the Corporation effective March 3, 2021. His short-term incentive award was pro-rated to his resignation date and paid at target as per his agreement with the Corporation.

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The actual corporate and personal performance scores of each NEO for fiscal 2021 and the weight attributed to each component are set forth in the table below. The total score is then applied to the applicable STIP target percentage for each NEO (set forth in the table above) to determine the amount of the award. The actual corporate-based scores are determined by calculating weighted scores for corporate performance measures. The personal performance measures applicable to each NEO vary from person to person and form a non-weighted overall personal score. See Section – “Determination of the 2021 short-term incentive award” for additional details on the personal and corporate performance measures.

	Corporate Performance Measures		Personal Performance Measures

Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	Total Score

Steve Thibeault (Interim CEO)	160%	70%	170%	30%	163%

Ulf Quellmann (Former CEO)(1)	100%	70%	100%	30%	100%

Luke Colton (Chief Financial Officer)	160%	70%	140%	30%	154%

Jo-Anne Dudley (Chief Operating Officer)	160%	40%	140%	60%	148%

Dustin Isaacs (Chief Legal Officer and Corporate Secretary)	160%	40%	170%	60%	166%

Notes:

(1)	Mr. Quellmann resigned from the Corporation effective March 3, 2021. His short-term incentive award was pro-rated to his resignation date and paid at target as per the Turquoise Hill Severance Policy.

Determination of the 2021 short-term incentive award

For the Corporation’s NEOs, the performance measures combined both corporate and personal objectives. The corporate objectives for 2021 (the “Corporate Objectives”) are outlined in the table below as well as the rating, weighting and overall result associated with each of the components for 2021:

	TRQ 2021 Corporate Performance Measures

Corporate Objectives	Rating 0-200%	Weighting	Overall Result
1. Financing	150%	20	30
2. Underground Development	140%	20	28
3. Government of Mongolia Negotiations	200%	20	40
4. Power	120%	10	12
5. Key Stakeholders	200%	15	30
6. Oyu Tolgoi Financial Metrics and HSE	135%	15	20
Corporate Performance Score
Total Corporate Performance		100	160

Each of the Corporate Objectives are aligned with the short-term incentive award objectives, which are to reward NEOs based on performance and a number of measures that are aligned with the Corporation’s key strategic goals in the short to medium term. Further details regarding the Corporation’s Corporate Objectives are provided immediately below.

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Corporate Performance Measures	Performance Criteria	Actual Results
Financing	• Progression of funding strategy • Execution of preferred funding strategy

The Corporation successfully negotiated a Heads of Agreement (HoA) and amended and restated HoA in January 2022 providing a comprehensive funding strategy to complete the underground project, including re-profiling of the project’s senior debt, up to $500 million of additional senior supplement debt, a co-lending facility of up to $750 million from Rio Tinto and additional equity financing by the Company.

Underground Development	• Meet regulatory requirements • Improvement in Health, Safety, Environment and Communities system • Ongoing project cost and schedule review • Ongoing technical support of financing options

In terms of safety performance, Oyu Tolgoi LLC achieved an industry leading strong All Injury Frequency Rate of 0.14 per 200,000 hours worked for the year ended December 31, 2021, the lowest All Injury Frequency Rate in the history of the project.

COVID-19 impacted workforce numbers as protocols were implemented to prioritise employee safety. Delays in full project budget approval resulted in the deferral of some commitments not related to the achievement of sustainable production such as Materials Handling System 2.

Despite these challenges, progress continued to be made towards underground production with development and construction activities on the extraction level commencing. Materials Handling System 1 which supports the initial mining area completed construction in broad alignment with Definitive Estimate expectations including Primary Crusher 1. In addition, on footprint work (in preparation for commencement of undercutting) progressed and completion of all technical undercut criteria was achieved.

Government of Mongolia Negotiations	• On-going and constructive engagement	The Corporation successfully completed the negotiation with the Government of Mongolia with unanimous undercut approval and commencement and budget approval.
• Negotiated outcome addressing key issues

The Corporation continues to build relationships with all its Shareholders. In addition, the Corporation, together with Rio Tinto, continues to develop constructive dialogue with the Government of Mongolia, to address the issues raised by the Parliamentary review committee. In addition, the Corporation is a party to the Oyu Tolgoi LLC special committee, mandated to investigate schedule and cost over-runs announced in mid-2019.

Power Facility	• Ongoing engagement with key stakeholders • IMPC extension and ESA agreement prior to undercut decision • Progress in alternative power solutions

Oyu Tolgoi LLC entered into an Electricity Supply Agreement with, amongst others, Southern Region Electricity Distribution Network to provide Oyu Tolgoi with power from the Mongolian grid.

To allow Oyu Tolgoi LLC to continue to import its power from Inner Mongolia, China while the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, an agreement in-principle has been

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reached between National Power Transmission Grid and Inter Mongolia Power International Cooperation Company.
Key Stakeholders	• Independent cost and schedule review • Securing Government approval of budget and definitive estimate • Improvement in key stakeholder relations

The Corporation successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia, Oyu Tolgoi LLC and Rio Tinto, following resolution of key outstanding issues relation to the Oyu Tolgoi underground mine development project.

2021 Milestones	• Net earnings > $193M • Fatalities < 0 • AIFR < 0.21% • Safety maturity > 6

Oyu Tolgoi LLC achieved an industry leading strong All Injury Frequency Rate of 0.14 per 200,000 hours worked for the year ended December 31, 2021. This is an outstanding performance and lowest All Injury Frequency Rate in the history of the project in a year of such uncertainty caused by the COVID-19 pandemic and the required scheduling of extended site schedule.

The Corporation met its guidance in respect of copper production and exceeded guidance in gold production.

Interim CEO

The Interim CEO’s personal objectives for 2021 included:

-	Promoting employee engagement as well as inclusion and diversity at both Turquoise Hill and Oyu Tolgoi level; and

-	Ensuring timely reporting to the Board and providing timely reporting on operational, financing and project development to the Board.

A self-assessment was completed by the Interim CEO which was followed by a discussion on the completed assessment with both the Compensation and Benefits Committee and the Board. A final score was then determined by the Board, based on recommendation from the Compensation and Benefits Committee.

CFO, COO and CLO

For the Corporation’s CFO, COO and CLO, the personal performance measures combined both objective and subjective goals. In addition to specific subjective goals, each of the CFO, COO and CLO included objectives related to promoting employee engagement as well as inclusion and diversity at Turquoise Hill. Each measure provides for a performance evaluation of threshold (50%), target (100%) and outstanding (up to 200%), of the STIP opportunity.

The CFO, COO and CLO’s personal objectives for 2021 included:

-	Strategic and planning initiatives leading to successful outcome in GoM discussions, undercut commencement and relationship resets;

-	Achievement of financing arrangements with Rio Tinto;

-	Successful transition of CEO;

-	Proactive management of litigation related risks; and

-	Leadership in matters related to diversity and inclusion and employee engagement.

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 Long-term incentives

The Corporation’s LTIP is administered by the Board, on the recommendation of the Compensation and Benefits Committee and incorporates PSUs (75% of LTIP awards) and RSUs (25% of LTIP awards).

At the Compensation and Benefits Committee’s recommendation, the Board determines and designates the Plans’ participants, in accordance with the terms and conditions of the Plans, considering the present and potential contributions of, and the services rendered by the participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee determines appropriate and relevant.

The target value of LTIP grant for 2021 for each NEO is set out in the table below:

Positions(1)	Target Eligibility (as % of base salary)
Steve Thibeault (Interim CEO)(2)	Nil
Luke Colton (Chief Financial Officer)	75%
Jo-Anne Dudley (Chief Operating Officer)	75%
Dustin Isaacs (Chief Legal Officer and Corporate Secretary)	75%

Notes:

(1)	Mr. Quellmann resigned from the Corporation effective March 3, 2021 and therefore did not receive the LTIP grant in 2021.

(2)	As Interim CEO, Mr. Thibeault did not receive awards under the LTIP.

The Compensation and Benefits Committee did not exercise its discretion in 2021 and no discretion was recommended to the Board by the Compensation and Benefits Committee in 2021. The awards provided were strictly as per the calculations described in the Plans. As noted above, based on the three-year performance of the 2019 PSU grants to each NEO, there were no payments received in 2021.

Details of our LTIP plan is as follows:

RSU Plan – 25% of LTIP awards

The RSU Plan was approved by the Board in February 2019. Under the RSU Plan, each RSU evidences the right of a holder to receive, on a vesting date, a cash payment equal to the volume weighted average closing price (“VWAP”) of the Common Shares on the TSX or the New York Stock Exchange (“NYSE”) (as may be determined by the Board or Compensation and Benefits Committee) for the five trading days immediately preceding the vesting date. RSUs vest after three years.

PSU Plan – 75% of LTIP awards

When PSUs are granted, the Compensation and Benefits Committee establishes a performance period of three years commencing at the start of the year in which the PSUs are granted.

In 2019, an absolute total shareholder return (“TSR”) measure was incorporated into the PSU Plan. For grants made in 2019 and going forward, each PSU evidences the right of a holder to receive, on a deferred basis, a cash payment equal to the following formula:

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The “Fair market value of a Common Share” is calculated using the VWAP of the Common Shares on the TSX or the NYSE (as may be determined by the Board or Compensation and Benefits Committee) for the five trading days immediately preceding the last day of the applicable performance period.

The “Relative Performance Multiplier” to apply at the end of the performance period is based on the percentile that the TSR of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to PSU Peer Comparator Group Returns	Multiplier
Performance below the 20th percentile	0%
Threshold performance at the 20th percentile	50%
Performance at the median 50th percentile	100%
Superior performance at the 65th percentile	200%
Maximum performance at the 80th percentile	250%

Depending on the Corporation’s absolute performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%. However, even if the Corporation’s relative performance exceeds the 50th percentile, the Relative Performance Multiplier will be capped at 100% if the TSR of a Common Share for the performance period is negative.

The “Absolute Performance Multiplier” to apply at the end of the performance period is based on a weighted average of the TSR of a Common Share, on a compounded basis, over three separate performance sub-periods from the date of grant, weighted as follows: one year period (25%), two-year period (25%), and three-year period (50%) (collectively the “3-Year TSR”).

3-Year TSR	Multiplier
3-Year TSR performance below 2%	0%
3-Year TSR performance threshold at 2%	50%
3-Year TSR target performance at 8%	100%
3-Year TSR superior performance at 16%	200%
Maximum performance at 20%	250%

Depending on the Corporation’s absolute performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%. However, if the TSR over the entire performance period is negative, the Absolute Performance Multiplier will be reduced by 50%.

The Plans and associated grant letters address the treatment of PSUs and RSUs on various events that may occur during a participant’s employment and provide whether PSUs or RSUs are to be accelerated, prorated, terminated or continue to vest according to the terms of the Plans. The Plans provide for “double trigger provisions” in the event of a change of control (as defined in the Plans) where prior to such change of control, the Board determines that appropriate substitute shares of a successor entity are available to the participant. Pursuant to such provisions, the performance or vesting of PSUs and RSUs would not accelerate upon a change of control, unless the participant is terminated at any time prior to the earlier of (i) two years following the change of control and (ii) the end of the applicable performance period for PSUs and vesting period for RSUs.

The provision states that, in the event of a change of control, the acceleration of the performance or vesting period would not occur if the Board determines that the shares of the successor entity are an appropriate substitute to the original PSUs and RSUs granted to the participant. If such appropriate substitute is granted and a participant is terminated at any time prior to the earlier of (i) two years following the change of control and (ii) the end of the applicable performance period for PSUs and vesting period for RSUs, all outstanding PSUs and RSUs will vest and become payable in full upon such termination. Discretion is left with the Board to take into account any special circumstances.

PSUs and RSUs are not transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

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2019-2022 PSU Plan awards

In fiscal 2021, PSUs granted by Turquoise Hill to its NEOs in 2019 vested. The Relative Performance Multiplier applied to the payouts was 0% based on the relative performance of the Corporation in comparison to the PSU Performance Peer Group designated in the grant letters over a three-year period following the terms of the PSU Plan. Accordingly, no payments were made to any participants in respect of PSUs that vested in 2021.

The absolute compounded total shareholder return for the period of January 1, 2019 to January 1, 2022 resulted in a PSU multiplier of 0% and PSU award of 0$.

The table below shows the reconciliation of the value of the 2019 PSU grants at the time of the grant and the actual payment received by each NEO in relation to such grant:

Executive	Grant year	Vesting year	Value at Grant(1)	Actual Payment received	Variation since grant
Former CEO(2)	2019 & 2020	Accelerated to 2021(3)	$600,166	$1,537,317(3)	156%
CFO	2019	2021	$168,750	$0	(100%)
COO	2019	2021	n/a	n/a	n/a
CLO	2019	2021	$84,589	$0	(100%)

Notes:

(1)

Each NEO is eligible to receive a target amount (expressed as percentage of base salary) under the LTIP, awarded in the form of PSUs. Amounts shown in this column reflect the amounts obtained by multiplying the number of PSUs granted by the Volume Weighted Average Price of the five previous days (or “Fair Market Value”) on the TSX or the NYSE of the date of each grant. The value of each PSU is calculated with a multiplier at target (100%).

(2)	As Interim CEO, Mr. Thibeault did not receive awards under the LTIP.

(3)

Mr. Quellmann resigned from the Corporation effective March 3, 2021. In accordance with the PSU and RSU Plans, he received the pro-rated and accelerated value of his PSU and RSU which were granted in 2019 and 2020. The payout for the PSUs granted in 2019 was zero and only the accelerated and pro-rated payment of the 2020 grant is shown herein.

Special retention awards

In order to better mitigate retention risk, recognize the magnitude of the challenges ahead and ensure high performance, the below special RSU grants were approved in 2021.

The selection of these NEOs for a special retention award was based on a rigorous review of the business needs and took into consideration two dimensions: (i) the business impact of each NEO’s departure; and (ii) the retention risk associated with each NEO.

Executive	Calculation	Number of units	VWAP	Total value
Jo-Anne Dudley	6 months salary	7962	$20.47	$162,982
Dustin Isaacs	6 months salary	7204	$20.47	$147,466

The awards were granted on April 1, 2021 were conditional upon the employee remaining in their current position for the term of the awards being 24 months. Half of the award will vest on April 1, 2022 and the other half on April 1, 2023.

Legacy LTIP awards

During their respective prior secondment periods, NEOs seconded from Rio Tinto to the Corporation were entitled to receive equity-based, time-vesting incentive awards. The awards have vesting conditions. The value of the awards is charged back to the Corporation upon vesting. All Rio Tinto LTIP awards held by a NEO are exclusively legacy awards that were granted or earned while the NEO was employed by Rio Tinto; NEOs are not entitled to receive any Rio Tinto LTIP since becoming direct employees of Turquoise Hill. See below Section – “Summary Compensation Table” for additional details on Rio Tinto LTIP awards.

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Benefits and perquisites

As provided under the terms of their employment agreements, the NEOs are entitled to benefits, and group insurance coverage which are provided under agreement by Rio Tinto Canada’s group plans. The NEOs also receive a car allowance which provides a taxable annual allowance distributed evenly throughout the year. They also receive paid time off during each calendar year for vacation and for all public holidays. All amounts paid to the NEOs as benefits and perquisites are charged back to the Corporation by Rio Tinto.

Pension plans

The Corporation does not sponsor or administer any pension plan in which Directors, executive officers or employees accrue pension benefits. The Corporation is a participating employer in certain pension plans sponsored and administered exclusively by the Corporation’s affiliated controlling Shareholder, Rio Tinto, in which the NEOs accrue defined benefit (“DB”) or defined contribution (“DC”) pension benefits in respect of their employment service with the Corporation.

The Corporation contributes, or reimburses Rio Tinto for, the current service cost of the Corporation’s employees’ accruals. The Corporation does not pay special payments in respect of going concern unfunded liabilities or solvency deficiencies. Directors do not, nor are they eligible to, participate in any Corporate or Rio Tinto sponsored pension or benefit plans.

Interim CEO

As Interim CEO, Mr. Steve Thibeault did not participate in a pension scheme.

Former CEO

Mr. Ulf Quellman continues to participate during his severance period in the Rio Tinto Alcan Pension Plan (Canada) (“RTAPP”) comprising two components: (1) a registered pension plan component, and (2) a supplemental pension plan component.

Mr. Quellmann contributed 6.5% of his pensionable earnings (defined to include base salary and a target short term incentive plan (STIP) capped at 35% of base salary), up to a maximum of an amount equal to 3.5 times the Canada Revenue Agency (the “CRA”) maximum pension.

Mr. Quellmann’s entitlement under the RTAPP and RTASRBP components as of the end of 2021 were as follows.

Ulf Quellmann(1)	Number of years credited service	Annual benefits payable at year end (C$)	Opening present value of defined benefit obligation (C$)	Compensatory change (C$)	Non- compensatory change (C$)	Closing present value of defined benefit obligation (C$)
	19.17 years	$203,710	$4,102,579	$199,538	$(865,297)	$3,436,820

Notes:

(1) Mr. Quellmann resigned from the Corporation effective March 3, 2021.

The cost to the Corporation in employer contributions in respect of Mr. Quellmann’s participation in 2021 was $79,668.

CFO

Mr. Luke Colton participates in a DC pension plan sponsored and administered by Rio Tinto comprising two components: (1) a registered pension plan component, and (2) a supplemental, non-registered savings plan account (“NREG Account”) component.

Under the DC pension plan, the Corporation contributes annually 20% of an employee’s pensionable earnings, defined as base salary plus a percentage of the paid STIP, varying between 70% to 80% depending on the employee’s level (80% for

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Mr. Colton). The contributions to the DC registered pension plan component (Multi-Employer Rio Tinto Canadian Business Units Pension Plan for Certain Non-Unionized Employees) are limited to a maximum prescribed by the Income Tax Act (Canada), being the lesser of 18% of the employee’s pensionable earnings and a prescribed amount increasing annually ($29,210 for 2021). The Corporation’s contributions exceeding this limit are taxed at source and deposited into the employee’s NREG Account component. Amounts contributed to the DC plan are invested based on the investment options selected by the plan administrator at the direction of the employee.

Mr. Colton’s entitlement under the Canadian DC pension plan as of the end of 2021 is as follows.

Luke Colton		Accumulated value at start of the year (C$)	Compensatory (C$)	Accumulated value at year end (C$)
	Registered DC Plan (Canada)	$60,075.72	$29,210	$102,148
	NREG Account	$56,572.50	$73,221	$5,473(1)

Notes:

(1) Mr. Luke Colton withdrew a portion of his NREG Account in 2021.

The cost to the Corporation in employer contributions to the DC pension plan in respect of Mr. Colton’s participation in 2021 was C$102,431.

Prior to August 1, 2019, Mr. Colton also participated in a U.S. DB pension plan sponsored and administered by Rio Tinto comprising two components: (1) a qualified pension plan component (RTA Qualified Plan, also known as the Rio Tinto America Inc. Retirement Plan), and (2) a supplemental pension plan component (RTA SERP, also known as the Rio Tinto America Inc. Supplemental Executive Retirement Plan).

The Corporation has been responsible for reimbursing Rio Tinto only for the portion earned by Mr. Colton since his direct employment by Turquoise Hill. Mr. Colton’s entitlement under the DB pension plan as of the end of 2021 was as follows:

Luke Colton	Number of years credited service	Annual benefits payable (C$)		Opening present value of defined benefit obligation (C$)	Compensatory change (C$)	Non- compensatory change (C$)	Closing present value of defined benefit obligation (C$)
		At year end	At age 65
	15.29 years	$73,621		$880,988	$0	($126,826)	$754,062

COO

Ms. Jo-Anne Dudley participates in a third-party DC pension plan in Australia administered by Equip Superannuation (Equip). Her employment contract provides for superannuation to be calculated at 19% of her base salary and she is eligible for superannuation on any STIP at a rate of 3.8% of the gross STIP amount.

Under Australian superannuation legislation, the ‘concessional contribution cap’ is the maximum amount of employer and salary sacrifice contributions concessionally taxed. The concessional contribution cap for the 2021/2022 Australian financial year is A$27,500. If an employer’s concessional superannuation contributions are in excess of this A$27,500 amount, the employee has the option to reduce their employer contributions to the concessional contributions cap, and receive the excess contributions as taxable income, known as ‘cashing down’. Ms. Dudley has elected this option.

Ms. Dudley has an Ill Health insurance component within her pension plan that is funded by the Corporation. The premiums paid by the Corporation are approximately $522 per annum. All other administration and insurance premiums are funded from Ms. Dudley’s account balance.

Ms. Dudley’s entitlement under the Australian DC pension plan as of the end of 2021 is as follows:

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Jo-Anne Dudley	Accumulated value at start of the year (C$)	Compensatory (C$)	Accumulated value at year end (C$)
	$703,587	$133,995	$837,573

The cost to the Corporation in employer contributions to the DC pension plan in respect of Ms. Dudley’s participation in 2021 was C$ 24,910.

CLO

Mr. Dustin Isaacs participates in a DC pension plan sponsored and administered by Rio Tinto comprising two components: (1) a registered pension plan component, and (2) an NREG Account component.

Under the DC pension plan, the Corporation contributes annually a base contribution of 6% plus a matching percentage of the employee optional contributions based on age and service criteria (for a total 10% Corporation contribution for Mr. Isaacs in 2021). The employee’s pensionable earnings are defined as base salary plus paid STIP. The contributions to the DC registered pension plan component (Multi-Employer Rio Tinto Canadian Business Units Pension Plan for Certain Non-Unionized Employees) are limited to a maximum prescribed by the Income Tax Act (Canada), being the lesser of 18% of the employee’s pensionable earnings and a prescribed amount increasing annually ($29,210 for 2021). Corporation contributions exceeding this limit are taxed at source and deposited into the employee’s NREG Account component. Amounts contributed to the DC plan are invested based on investment options selected by the plan administrator at the direction of the employee.

Mr. Isaacs’ entitlement under the DC pension plans as of the end of 2021 is as follows:

Dustin Isaacs		Accumulated value at start of the year (C$)(1)	Compensatory (C$)	Accumulated value at year end (C$)
	Registered DC Plan (Canada)	$206,855	$18,147	$245,330
	NREG Account	$62,790	$16,948	$85,410

Notes:

(1)	Employer only accumulated value – revised numbers as there are no above market or preferential earnings credited on employer or employee contributions under the non-registered plan.

The cost to the Corporation in employer contributions to the DC pension plan in respect of Mr. Isaac’s participation in 2021 was $35,094.

Executive Shareholding Guidelines and other compensation policies

Executive Shareholding Guidelines

The purpose of the Executive Shareholding Guidelines is to promote and reinforce alignment of the NEOs interests with those of the Shareholders. The Corporation’s guidelines are consistent with market practice. The following table describes the multiple of base salary required to be held in Common Shares and equity based compensation by the NEOs:

Officer	Multiple of Base Salary

Chief Executive Officer(1)	3.5

Chief Financial Officer	1.5

Chief Operating Officer	1.0

Chief Legal Officer and Corporate Secretary	1.0

Notes:

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(1) As Interim CEO, Mr. Thibeault is not entitled to receive awards under the LTIP and therefore is not expected to adhere to the Executive Shareholding Guidelines.

The extent to which these guidelines are met is evaluated annually at the end of each financial year. When determining if the guidelines are met, the value of each Common Share corresponds to the greater of the purchase price of a Common Share as at the date such share was acquired or the fair market value of a Common Share at the time of the calculation. The value of each RSU corresponds to 100% of the greater of the value at the time of the grant or the fair market value of a Common Share at the time of the calculation (the “RSU Value”), while the value of each PSU corresponds to 50% of the greater of the value at the time of the grant or the fair market value of a Common Share at such time (the “PSU Value”). The NEOs have five years starting on the later of (i) the coming into effect of these guidelines (March 2017), and (ii) the hiring or promotion of an individual to an office covered by these guidelines to reach the above-mentioned shareholding level.

Executive Officers(1)	Total Value(2)	Share Ownership Target	Total value as a multiple of Share Ownership Target	End of Five- Year Period	Guidelines Met

Ulf Quellmann	C$622,570	C$512,685(3)	121%	August 2023	Met

Luke Colton	C$738,014	C$490,097	151%	October 2022	Met

Jo-Anne Dudley	C$715,873	C$315,902	220%	June 2024	Met

Dustin Isaacs	C$582,761	C$295,000	198%	December 2025	Met

Notes:

(1) As Interim CEO, Mr. Thibeault is not subject to the Executive Shareholding Guidelines.

(2) The total value is calculated by adding the value at the time of the grant of each Common Shares, the PSU and RSU Value that have not vested as at December 31, 2021, held by the executive officer.

(3) Remaining Share Ownership Target for Mr. Quellmann is the Common Share component only.

In order to assist the executives in meeting their shareholding requirements, the Corporation launched in 2022 an automatic share purchase plan allowing certain NEOs to automatically acquire Common Shares of the Corporation in the open market in accordance with guidance under Ontario Securities Commission’s Staff Notice 55-701 (the “ASPP”), such that certain past and/or future bonus payments awarded to those individuals for the purchase of the Corporation’s Common Shares will be invested via the ASPP.

Under the Executive Shareholding Guidelines, for a period of one year following an NEO’s departure from the Corporation, such period to be extended to 18 months if the NEO is then employed by an affiliate of the Corporation, the NEO must (a) maintain the last applicable minimum share ownership requirement or (b) retain all Common Shares held at the time of the NEO’s departure if the NEO has not yet complied with the applicable minimum share ownership requirement.

Anti-Hedging Policy

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, the NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Clawback Policy

The Corporation adopted a Clawback Policy permitting it to recoup or clawback vested or unvested incentive awards and require repayment of all or a portion of the incentive awards that have already been paid as set out in the Clawback Policy. The Board has sole discretion to cancel all or a portion of the PSUs or RSUs awarded to an executive officer of the Corporation under the PSU or RSU Plans or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs or RSUs in each case if:

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•

the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Common Shares and/or the multiplier determined by comparing Turquoise Hill’s return with the comparator return for the applicable period (as such terms are defined in the PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements;

•

the number of PSUs or RSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs or RSUs, to such executive officer would have been lower than the amount actually awarded or received had the financial results been properly reported; and

•	the executive officer engaged in misconduct. For purposes of the Clawback Policy, misconduct is defined as:

(i)

the commission or omission of an act or engagement in conduct that causes (or could reasonably be expected to cause) material financial or reputational harm to the Corporation (including any subsidiary or affiliate of the Corporation);

(ii)	a breach of the Corporation’s Code of Business Conduct;

(iii)	a material violation of the Corporation’s risk policies or limits;

(iv)	fraud, theft or gross negligence; or

(v)	any failure to report or take action to stop misconduct of another employee that the employee knew or ought to have known about.

For certainty, any act or omission that constitutes grounds for termination of employment for cause under applicable law constitutes misconduct, but misconduct is not limited to such acts or omissions.

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PERFORMANCE GRAPH

The following graph and table compare the cumulative TSR on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index and the S&P/TSX Materials Index, including dividend reinvestment, for the period from December 31, 2016 to December 31, 2021.

	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21
Turquoise Hill Resources Ltd.	127	135	65	29	49	65
S&P/TSX Composite Index	121	132	120	148	156	195
S&P/TSX Capped Materials Index	141	152	138	171	207	215

The Corporation’s share price and the selected indexes increased in 2016 and remained stable in 2017. The total executive compensation reported for these periods remained stable. The Corporation’s share price trended downwards in 2018 and 2019, while the indexes increased. In comparison, executive compensation remained stable in 2018 and increased in 2019. The latter increase in total compensation, while the share price performance decreased, is notably due to certain one-time payments made in connection with senior management relocation and retirements. The Corporation’s share price and selected indexes increased in 2020, with total executive compensation also increasing, namely due to compensation adjustments made following benchmarking exercises relative to comparable companies. The upward trend in share price continued in 2021, with the total executive compensation increasing as well, namely due to special RSU retention bonus awarded during the year. It is of note that an important portion of total executive compensation is granted through long-term equity-based incentives in the form of PSUs and RSUs. The value of these incentive payments is calculated and disclosed based on grant date fair values, despite the fact that actual values will be realized only to the extent that performance targets (for PSUs only), are met and the Corporation’s share price increases. Accordingly, the value of these long-term incentives directly relates to the Corporation’s share price performance.

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NAMED EXECUTIVE OFFICERS PROFILES

STEVE THIBEAULT

INTERIM CHIEF EXECUTIVE OFFICER (FROM MARCH 3, 2021)

As Interim CEO of the Corporation, Mr. Thibeault is responsible for the overall leadership of the Corporation creating value to its Shareholders by developing and expanding Oyu Tolgoi into the next tier 1 copper asset.

Mr. Thibeault was appointed Interim CEO of Turquoise Hill Resources on March 3, 2021. The compensation information for 2021 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2021.

Common Shares held (as at December 31)		2021	2020	2019
		None	n/a	n/a

Compensation (as at December 31)		2021	2020	2019
Fixed

Base salary (C$)		$493,077(1)	n/a	n/a
Variable

STIP Amount (C$)		$803,715(2)	n/a	n/a

LTIP Amount (C$)	PSUs	Nil(3)	n/a	n/a
	RSUs	Nil(3)	n/a	n/a
Other compensation

Pension value(C$)		Nil	n/a	n/a

All other compensation (C$)		$100,000(4)	n/a	n/a
Total compensation		$1,396,792	n/a	n/a

Variation from previous year		n/a	n/a	n/a

2021 PAY MIX

(1)   Pro-rated salary from March 3, 2021 to December 31, 2021.

(2)   Pro-rated STIP awards from March 3, 2021 to December 31, 2021, based on initial 12 month term contract.

(3)   As Interim CEO, Mr. Thibeault did not receive awards under the LTIP.

(4)   This amount represents a sign on bonus of $100,000.

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LUKE COLTON

CHIEF FINANCIAL OFFICER

As Chief Financial Officer of the Corporation, Mr. Colton is responsible for the overall oversight of treasury, financial, tax and accounting matters.

Mr. Colton was appointed CFO of the Corporation effective October 9, 2017.

•  The STIP amount is paid 100% in cash.

•  The PSU and RSU payouts are at risk, based on Turquoise Hill’s performance and subject to a 3-year vesting period.

•  The at-risk pay represents 23% of overall compensation.

Common Shares held (as at December 31)		2021	2020	2019
		4,488	4,488	None

Compensation (as at December 31)		2021	2020	2019
Fixed

Base salary (C$)(1)		$325,821	$320,224	$313,090
Variable

STIP Amount (C$)(1)		$251,583	$232,920	$157.489

LTIP Amount (C$)	PSUs	$183,759	$187,294	$168,750(5)
	RSUs	$61,246	$60,122	$56,249
Other compensation

Pension value(C$)(1)		$102,431	$87,115(3)	$89,059

All other compensation (C$)		$147,394(2)	$169,505(4)	$691,325(6)
Total compensation		$1,072,234	$1,057,180	$1,475,962

Variation from previous year		1%	(28%)	144%

2021 PAY MIX

(1)    Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2021 (US$1.00/C$1.25), 2020 (US$1.00/C$1.34) and 2019 (US$1.00/C$1.33).

(2)    This amount includes a supplemental bonus of $105,000 to assist in attaining the minimum shareholding requirements, a car allowance of $25,500 and international medical coverage.

(3)    Mr. Colton requested a full distribution of his 401(k) Savings Plan assets in 2020, as allowed under the plan’s provisions and U.S. regulations. The distribution represented an amount of $738,668 which value was accumulated under Mr. Colton’s employment with Rio Tinto and is not reimbursable by the Corporation. Mr. Colton no longer has any benefit due from the Rio Tinto America 401(k) Savings Plan. For further details see Section – “Pension Plans” of this Circular.

(4)    This amount includes a supplementary bonus of $105,000 to be used solely towards the purchase of shares of the Corporation in the open market, a car allowance of $25,500, international medical coverage in the amount of $30,597, and education assistance.

(5)        Mr. Colton also received amounts under the Rio Tinto LTIP in 2019 (C$324,145) which are in addition to the LTIP amounts disclosed in this table. Mr. Colton did not receive any awards under the Rio Tinto LTIP in 2020 and in 2021.

(6) This amount includes a relocation allowance of $495,718, a reimbursement of closing costs for his home in Salt Lake City of $77,590, a partner assistance allowance of $6,816, education assistance of $5,218, a flexible perquisite of $10,625, an award of $19,500 for CEO replacement, a tax gross-up amount of $20,473, a vacation payout of $31,620 and health care benefits of $23,765.

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JO-ANNE DUDLEY

CHIEF OPERATING OFFICER

As Chief Operating Officer of the Corporation, Ms. Dudley is responsible for monitoring and reviewing the underground development at Oyu Tolgoi and is responsible for the general oversight on the exploration activities of the Corporation.

Ms. Dudley was appointed COO of the Corporation effective June 3, 2019. The compensation information for 2019 has been prorated to reflect compensation earned between the date of her appointment and December 31, 2019.

•  The STIP amount is paid 100% in cash.

•  The PSU and RSU payouts are at risk, based on Turquoise Hill’s performance and subject to a 3-year vesting period.

•  The at-risk pay represents 41% of overall compensation.

Common Shares held (as at December 31)		2021	2020	2019

		1.900	None	None

Compensation (as at December 31)		2021	2020	2019
Fixed

Base salary (C$)(1)		$313,515	$294,267	$141,556(5)

Variable

STIP Amount (C$)(1)		$140,261	$120,426	$59,137(5)

LTIP Amount (C$)	RSUs	$224,085(2)	$51,285	Nil
	PSUs	$183,329	$153,854	Nil

Other compensation

Pension value(C$)(1)		$24,910	$57,049	$19,195(5)

All other compensation (C$)		$101,379(3)	$99,222(4)	$13,763(5)(6)

Total compensation		$987,478	$776,103	$233,650(5)

Variation from previous year		27%	–	n/a

2021 PAY MIX

(1)     Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2021 (AUD1.00/C$0.94, 2020 (AUD1.00/C$0.92), 2019 (AUD1.00/C$0.91).

(2)     This amount includes a Special RSU Retention Award of $162,982.

(3)     Ms. Dudley received a supplemental bonus of $74,025 to be used solely towards the purchase of shares of the Corporation in the open market and a car allowance in the amount of $27,354.

(4)     Ms. Dudley received a supplemental bonus of $72,450 to be used solely towards the purchase of shares of the Corporation in the open market. She also received a car allowance in the amount of $26,772.

(5)     Ms. Dudley was appointed COO of the Corporation effective June 3, 2019. The compensation information for 2019 has been prorated to reflect compensation earned between the date of her appointment and December 31, 2019.

(6)     Ms. Dudley received a car allowance of $13,077.

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DUSTIN ISAACS

CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

As Chief Legal Officer and Corporate Secretary of the Corporation, Mr. Isaacs is responsible for overall oversight of the legal affairs of the Corporation.

Mr. Isaacs was appointed Chief Legal Officer and Corporate Secretary of the Corporation effective December 1, 2020. Before that, Mr. Isaacs acted as Vice President, General Counsel and Corporate Secretary for the Corporation from 2017 to 2020 and as General Counsel and Corporate Secretary from 2013 to 2017.

•  The STIP amount is paid 100% in cash.

•  The PSU and RSU payouts are at risk, based on Turquoise Hill’s performance and subject to a 3-year vesting period.

•  The at-risk pay represents 41% of overall compensation.

Common Shares held (as at December 31)		2021	2020	2019

		None	None	None

Compensation (as at December 31)		2021	2020	2019
Fixed

Base salary (C$)		$293,622	$291,495	$281,233

Variable

STIP Amount (C$)(1)		$171,395	$97,322	$65,262

LTIP Amount (C$)	RSUs	$202,755(1)	$28,545(3)	$28,199(3)
	PSUs	$165,868	$85,637	$84,598

Other compensation

Pension value(C$)		$35,094	$59,978	$63,823

All other compensation (C$)		$24,301(2)	$9,307(4)	$62,694(5)

Total compensation		$893,035	$586,952	$638,595

Variation from previous year		52%	(8%)	36%

2021 PAY MIX

(1)  This amount includes a Special RSU Retention Award of $147,466.

(2)  This amount includes a car allowance of $20,000 and reimbursement of professional fees.

(3)  Mr. Isaacs also received Rio Tinto LTIP in 2019 (C$52,786) and in 2020 (C$14,668) which are in addition to the LTIP amounts disclosed in this table and are included in his Total compensation for each year.

(4)  This amount includes a car allowance of $6,667.

(5)  This amount includes an additional incentive bonus of $60,000.

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COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as at December 31, 2021, December 31, 2020 and December 31, 2019, in respect of the NEOs.

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (C$)	Share- Based Awards (C$)(1)	Annual Incentive Plans (C$)(2)	Long- Term Incentive Plans (C$)(3)	Pension Value (C$)(4)	All Other Compensation (C$)	Total Compensation (C$)

Steve Thibeault Interim CEO	2021	$493,077(5)	Nil	$803,715(6)	Nil	Nil	$100,000(7)	$1,396,792
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Ulf Quellmann Former CEO	2021	$85,648(8)	Nil	$66,348(9)	Nil	$79,668	$3,953,351(10)	$4,185,015
	2020	$478,524	$814,564	$411,625	Nil	$188,177	$263,000(11)	$2,155,890
	2019	$468,931	$800,221	$268,309	$51,777(12)	$169,000	$449,379(13)	$2,207,617

Luke Colton Chief Financial Officer	2021	$325,821	$245,005	$251,583	Nil	$102,431	$147,394(14)	$1,072,234
	2020	$320,224	$247,416	$232,920	Nil	$87,115(15)	$169,505(16)	$1,057,180
	2019	$313,090	$224,999	$157,489	$324,145	$89,059	$691,325(17)	$1,800,107

Jo-Anne Dudley Chief Operating Officer	2021	$313,515	$407,414	$140,261	Nil	$24,910	$101,379(18)	$987,478
	2020	$294,267	$205,139	$120,426	Nil	$57,049	$99,222(19)	$776,103
	2019	$141,556(20)	Nil	$59,137(20)	Nil	$19,195(20)	$13,763(21)	$233,650

Dustin Isaacs Chief Legal Officer and Corporate Secretary	2021	$293,622	$368,624	$171,395	Nil	$35,094	$24,301(22)	$893,035
	2020	$291,495	$114,182	$97,322	$14,668	$59,978	$9,307(23)	$586,952
	2019	$281,233	$112,797	$65,262	$52,786	$63,823	$62,694(24)	$638,595

Notes:

(1)

Share-based awards consist of PSUs and RSUs granted under the PSU Plan and RSU Plan to the NEOs. Each NEO is eligible to a target amount (expressed as percentage of base salary) of LTIP amounts awarded in the form of PSUs (75%) and RSUs (25%). Amounts shown in this column reflect the amounts obtained by multiplying the number of PSUs or RSUs granted by the Volume Weighted Average Price of the five previous days on the TSX of the date of each grant. The value of each PSU is calculated with a multiplier at target (100%).

(2)	Amounts shown in this column reflect STIP payments made to the NEOs. See Section – “Elements of Executive Compensation” for additional details on STIP payments.
(3)

Amounts shown in this column reflect awards received by the NEOs under the Rio Tinto LTIP while employed by them or while under secondment. These amounts are charged back to the Corporation upon vesting for the period the NEO’s were seconded or employed by Rio Tinto. Rio Tinto LTIP awards are paid in British Pound (£) and Australian dollars (AUD) converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2020 ((£1.00/C$1.72) and for 2019 (£1.00/C$1.69). The NEOs are not entitled to receive any Rio Tinto LTIP amounts since becoming direct employees of Turquoise Hill and, as such, the Rio Tinto LTIP amounts reflected in their compensation are exclusively legacy awards that were granted or earned while employed by Rio Tinto. All LTIP awards granted to or earned by NEOs since their direct employment by Turquoise Hill are entirely linked to Turquoise Hill equity.

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(4)

The Corporation does not have a pension plan for any of its executive officers, including its NEOs. Each NEO participates in a pension plan sponsored by Rio Tinto or one of its affiliates. The proportionate cost of the benefits is charged back to the Corporation annually. See Section – “Elements of Executive Compensation” for additional details on the NEOs’ pension plans.

(5)	Prorated salary from March 3, 2021 to December 31, 2021.
(6)	Prorated STIP from March 3, 2021 to December 31, 2021.
(7)	This amount represents a sign on bonus of $100,000.
(8)	Mr. Quellmann resigned from the Corporation effective March 3, 2021. His salary is pro-rated to his resignation date.
(9)	Mr. Quellmann resigned from the Corporation effective March 3, 2021. His STIP payment is pro-rated to his resignation date.
(10)

Perquisites include: severance amount of $1,757,686 (of which $507,588 was paid in 2021), PSU and RSU pay out accelerated and pro-rated to resignation date of $1,851,646, vacation pay out of $97,650, supplemental bonus of $230,000 and a car allowance.

(11)	Perquisites include: supplemental bonus of $230,000 to purchase shares of the Corporation in the open market and a car allowance of $33,000.
(12)	Mr. Quellmann’s 2019 award represents the deferred element of his 2018 Rio Tinto STIP earned prior to commencement of employment with Turquoise Hill. The 2018 award is restated from prior years.
(13)	Perquisites include: relocation allowance of $159,662, supplemental bonus of $230,000 to purchase shares of the Corporation in the open market, $36,793 in benefits and $22,000 in flexible perquisites.
(14)	Perquisites include: supplementary bonus of $105,000 to purchase shares of the Corporation in the open market, car allowance of $25,500 and international medical coverage.
(15)

Mr. Colton requested a full distribution of his 401(k) Savings Plan assets in 2020, as allowed under the plan’s provisions and U.S. regulations. The distribution represented an amount of $738,668 which value was accumulated under Mr. Colton’s employment with Rio Tinto and is not reimbursable by the Corporation. Mr. Colton no longer has any benefit due from the Rio Tinto America 401(k) Savings Plan.

(16)

Perquisites include: supplementary bonus of $105,000 to assist in attaining the applicable minimal shareholding requirement, car allowance of $25,500, international medical coverage of $30,597 and education assistance.

(17)

Perquisites include: relocation allowance of $495,718, reimbursement of closing costs for the sale of his home in Salt Lake City of $77,590, reimbursement of US vacation and holidays of $31,620, a partner assistance allowance of $6,816, education assistance of $5,218, a flexible perquisite of $10,625, a recognition payment of $19,500 while acting as CEO of the Corporation, a tax gross-up amount of $20,473 and health care benefits of $23,765.

(18)	Perquisites include: a supplemental bonus of $74,025 to purchase shares of the Corporation in the open market and a car allowance of $27,354.
(19)	Perquisites include: a supplemental bonus of $72,450 to purchase shares of the Corporation in the open market and a car allowance of $26,772.
(20)

Ms. Dudley was appointed COO of the Corporation effective June 3, 2019; the amounts shown for fiscal 2019 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing her duties at the Corporation.

(21)	Perquisites include: a vehicle allowance of $13,077.
(22)	Perquisites include: a vehicle allowance of $20,000.
(23)	Perquisites include: a vehicle allowance of $6,667.
(24)	Perquisites include: an additional incentive bonus of $60,000.

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SHARE-BASED AWARDS

Outstanding share-based awards

The Corporation does not have any option-based awards. The following table sets forth information with respect to the PSUs and RSUs held as at December 31, 2021:

	Share-Based Awards

Name(1)(2)	Number of Shares or Units of Shares that have not Vested (#)(3)		Market or Payout Value of Share-Based Awards that have not Vested (C$)(4)			Market or Payout Value of vested Share-Based Awards not paid out or
	PSUs	RSUs	PSUs	RSUs	Total	distributed (C$)

Luke Colton	43,014	14,337	$906,305	$302,080	$1,208,385	Nil

Jo-Anne Dudley	28,937	17,607	$609,703	$370,998	$980,701	Nil

Dustin Isaacs	25,545	15,385	$538,233	$324,161	$852,394	Nil

Notes:

(1)	As Interim CEO, Mr. Thibeault did not receive LTIP awards.

(2)

Mr. Quellmann resigned from the Corporation effective March 3, 2021, and all PSUs and RSUs were settled according to his employment agreement. See Section – “Termination and Change of Controls Benefits”.

(3)	The number of units held has been retroactively adjusted to reflect the Consolidation.

(4)

The “Market or Payout Value of Share-Based Awards that have not Vested” is determined at target (100%) by multiplying the number of PSUs or RSUs held as at December 31, 2021 by the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07). Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from 0% to 250% of their fair market value at the end of the performance period. RSUs have a value which is based on the Performance of the Common Shares of the Corporation during an established vesting period of three years. See Section – “Compensation of NEOs”.

Incentive plan awards – value vested or earned during 2021

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2021. All awards that vested or were earned by the NEOs during fiscal 2021 were granted by the Corporation.

Name(1)	Share-Based Awards – Value Vested During the Year (C$)(2)		Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)(3)
	PSUs	RSUs(4)
Steve Thibeault	n/a	n/a	$803,715
Ulf Quellmann(5)(6)	$1,537,317(6)	$314,329(6)	$66,348
Luke Colton	$0	n/a	$251,583
Jo-Anne Dudley	n/a	n/a	$140,261
Dustin Isaacs	$0	n/a	$171,395

Notes:

(1)	As Interim CEO, Mr. Thibeault did not receive awards under the LTIP.

(2)

The “Share-Based Awards – Value Vested During the Year” in the above table are the amounts paid to each NEO during fiscal 2021 for any PSU or RSU vested during 2021. In fiscal 2021, Messrs. Isaacs and Colton had PSUs vesting. The PSU payout for the performance period of March 21, 2019 to December 31, 2021 amounted to C$0. Turquoise Hill’s performance compared to that of its PSU Peer Comparator Group was below the 20th percentile for the performance period, which equates to a multiplier of 0%. No RSU vested in 2021.

(3)	The value earned by NEOs under Non-Equity Incentive Plan compensation is the annual STIP amount received.

(4)	The 2019 LTIP did not include a RSU component. RSUs were introduced into the LTIP in 2020.

(5)	Mr. Quellmann’s LTIP value included the vesting of the 2019 and 2020 LTIP. The 2020 LTIP included a RSU component.
(6)

Mr. Quellmann resigned from the Corporation effective March 3, 2021. In accordance with the PSU and RSU Plans, he received the pro-rated and accelerated value of his PSU and RSU which were granted in 2019 and 2020.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Chief Executive Officer

The Corporation’s CEO employment agreement typically provides that the CEO may terminate his employment at any time by giving Turquoise Hill a three-month notice in writing. In addition, Turquoise Hill may terminate the CEO’s employment either (i) for cause, without notice or severance or (ii) without cause upon giving the CEO prior notice in writing or paying the CEO the equivalent of his base salary and STIP and LTIP awards as provided below. The CEO’s employment agreement typically also contains non-competition and non-solicitation clauses in the event of termination. The following table illustrates the various end-of-employment scenarios:

	Voluntary Resignation	Resignation for Good Reason(1) or Termination without cause	Termination with Cause	Retirement	Change of Control in the event of a termination without cause only(2)

Base Salary	Only earned portion (minimal notice period of three months).	Earned portion plus 24 months.	Only earned portion.	Only earned portion.	Earned portion plus 24 months.

STIP	None.	Earned portion plus 24 months (at target).	None.	Average bonus pro-rated by the number of months in the current year prior to the retirement date.	Earned portion plus 24 months (at target).

Long-term Incentive (PSUs and RSUs)	All PSUs and RSUs are immediately forfeited and cease to be credited.	All active PSUs and RSUs will be settled on a pro rata basis at the last day of employment with the performance being evaluated as at such date in the case of PSUs.(3)	All PSUs and RSUs are immediately forfeited and cease to be credited.	All active PSUs and RSUs will be settled on a pro rata basis at the last day of employment with the performance being evaluated as at such date in the case of PSUs.(3)	All active PSUs and RSUs will vest at the last day of employment with the performance being evaluated as at such date in the case of PSUs.(3)

Benefits	Cease on the last day of employment.	Health & Welfare: Equivalent to 24 months of coverage. Pension: Allowance equivalent to 24 additional months’ of employer contribution cost.	Cease on the last day of employment.	Cease on the last day of employment. Some benefits may be extended.	Health & Welfare: Equivalent to 24 months of coverage. Pension: Allowance equivalent to 24 additional months’ of employer contribution cost.

Notes:

(1)

Resignation for Good Reason is more fully defined in the relevant agreements and includes any material adverse change to the duties, responsibilities or functions, any compensation reduction not otherwise applied to substantially all employees or any other change in the terms and conditions of employment that would constitute a constructive dismissal under applicable law.

(2)

Following a review by Turquoise Hill’s independent Directors of generally accepted parameters and payments for senior management in the case of a change of control or corporate transaction, compensatory provisions for the benefit of the CEO in the case of a change of control or corporate transaction were incorporated into the CEO’s employment agreement in 2019.

(3)

If the Corporation does not exercise its discretion under the Plans to settle each of the PSUs and/or RSUs for which the Vesting Period or Performance Period (as defined in the applicable Plan) has not expired, the Corporation may instead pay a lump sum payment equal to the amount that would have been payable to the NEO in accordance with the formulas set out in the Plans and grant instruments as if the Vesting Period or Performance Period ended on the date the employment ceases, reduced on a pro rata basis based on the number of days following the date employment ceases compared to the total number of days in the Vesting Period or Performance Period to which the instrument of grant relates.

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As Interim CEO, Mr. Thibeault is employed by the Corporation on a fixed-term and does not have termination and change of control provisions in his employment agreement.

The following table illustrates the various payments that were made to Mr. Quellmann, Former CEO, on March 3, 2021, further to his resignation for good reason. In addition to his earned portion of regular salary and STIP pro-rated from January 1, 2021 to March 3, 2021, Mr. Quellmann was entitled to a severance payment of 24 months of base salary and Short Term Incentive at target. In addition to this payment, Mr. Quellmann received a cash payment for all of his outstanding PSUs and RSUs, pro-rated to March 3, 2021. This calculation was provided by Mercer by using the Fair Market Value at March 3, 2021 (C$19.85).

Former CEO		Resignation for Good Reason or Termination without Cause

Base Salary		$1,062,140(1)

STIP		$847,542(2)

Long-term Incentive	PSUs	$1,537,317(3)
	RSUs	$314,329(4)

TOTAL		$3,761,328

Notes:

(1)	Mr. Quellmann received a severance payment representing 24 months of base salary of $976,492 plus the earned portion of $85,648.

(2)	Mr. Quellmann received a severance payment representing 24 months of STIP awards at target of $781,194 plus the earned portion of $66,348.

(3)

PSU payout for a performance period ending on March 3, 2021 amounted to $19.85 since Turquoise Hill’s performance would equate to a multiplier of 250%. The PSU multiplier can vary from 0% to 250% which could have a substantial effect on the amounts disclosed above. See Section – “Long-term incentives” for additional details on PSUs.

(4)

All active RSUs settled on a pro rata basis of the number of days lapsed in the vesting period. RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on March 3rd, 2021 ($19.85).

Other NEOs

All other NEOs have entered into employment agreements (the “Employment Agreements”) with Turquoise Hill pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as health and post-retirement benefits.

The Employment Agreements have an indefinite term. An NEO may terminate his or her employment at any time by giving Turquoise Hill a three-month notice in writing. In addition, the Corporation may terminate an NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO applicable prior notice in writing or paying the NEO the equivalent of the NEO’s base salary, STIP and long-term incentive payment (as provided below). Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

The following table outlines the payments and/or benefits the NEO would be eligible for upon a resignation or termination:

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	Voluntary Resignation	Resignation for Good Reason(1) Or Termination without Cause	Termination with Cause	Retirement	Change of Control in the event of termination without cause only

Base Salary	Only earned portion (minimal notice period of three months).	Earned portion plus 18 months	Only earned portion.	Only earned portion.	Earned portion plus 18 months

STIP	None.	Earned portion plus 18 months (at target).	None.	Average bonus pro-rated by the number of months in the current year prior to the retirement date.	Earned portion plus 18 months (at target).

Long-term Incentive (PSUs)	All PSUs and RSUs are immediately forfeited and cease to be credited.	All active PSUs and RSUs will be settled on a pro rata basis at the last day of employment, with the performance being evaluated as at such date in the case of PSUs. (2)	All PSUs and RSUs are immediately forfeited and cease to be credited.	All active PSUs and RSUs will be settled on a pro rata basis at the last day of employment with the performance being evaluated as at such date in the case of PSUs.(2)	All active PSUs and RSUs will vest at the last day of employment with the performance being evaluated as at such date in the case of PSUs.(2)

Benefits	Cease on the last day of employment.	Health & Welfare: Equivalent of 18 months of coverage. Pension: Allowance equivalent to 18 additional months’ of employer contribution cost.	Cease on the last day of employment.	Cease on the last day of employment.	Health & Welfare: Equivalent of 18 months of coverage. Pension: Allowance equivalent to 18 additional months’ of employer contribution cost.

Notes:

(1)

Resignation for Good Reason is more fully defined in the relevant agreements and includes any material adverse change to the duties, responsibilities or functions, any compensation reduction not otherwise applied to substantially all employees or any other change in the terms and conditions of employment that would constitute a constructive dismissal under applicable law.

(2)

If the Corporation does not exercise its discretion under the Plans to settle each of the PSUs and/or RSUs for which the Vesting Period or Performance Period (as defined in the applicable Plan) has not expired, the Corporation may instead pay a lump sum payment equal to the amount that would have been payable to the NEO in accordance with the formulas set out in the Plans and grant instruments as if the Vesting Period or Performance Period ended on the date the employment ceases, reduced on a pro rata basis based on the number of days following the date employment ceases compared to the total number of days in the Vesting Period or Performance Period to which the instrument of grant relates.

The following tables illustrate the various payments that would have been made to the CFO, COO and CLO in case of resignation, termination (with or without cause), retirement or change of control, assuming that the event occurred on December 31, 2021 and payment in lieu of notice had occurred:

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CFO		Voluntary Resignation	Resignation for Good Reason or Termination without Cause	Termination with Cause	Retirement	Change of Control

Base Salary		Nil	$517,324	Nil	Nil	$517,324

STIP		Nil	$258,662	Nil	Nil	$258,662

Long-term Incentive	PSUs	Nil	$917,142(1)	Nil	Nil	$917,142(3)
	RSUs	Nil	$213,020(2)	Nil	Nil	$302,080(3)

TOTAL		Nil	$1,906,148	Nil	Nil	$1,906,148

Notes:

(1)	Estimated PSU payout.

(2)

This assumes all active RSUs are settled on a pro rata basis of the number of days lapsed in the vesting period. RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

(3)

This assumes all active PSUs and RSUs are vested at the last day of employment. PSU and RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

COO		Voluntary Resignation	Resignation for Good Reason or Termination without Cause	Termination with Cause	Retirement	Change of Control

Base Salary		Nil	$473,853(1)	Nil	Nil	$473,853(1)

STIP		Nil	$142,156	Nil	Nil	$142,156

Long-term Incentive	PSUs	Nil	$796,021(2)	Nil	Nil	$796,021(4)
	RSUs	Nil	$227,782(3)	Nil	Nil	$227,782(4)

TOTAL		Nil	$1,639,812	Nil	Nil	$1,639,812

Notes:

(1)	Due to her previous role with Rio Tinto and as per legacy agreements with the latter, Ms. Dudley is eligible to certain additional payments not included in this table.

(2)	Estimated PSU pay out.

(3)

This assumes all active RSUs are settled on a pro rata basis of the number of days lapsed in the vesting period. RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

(4)

This assumes all active PSUs and RSUs are vested at the last day of employment. PSU and RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

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CLO		Voluntary Resignation	Resignation for Good Reason or Termination without Cause	Termination with Cause	Retirement	Change of Control

Base Salary		Nil	$442,500	Nil	Nil	$442,500

STIP		Nil	$154,875	Nil	Nil	$154,875

Long-term Incentive	PSUs	Nil	$475,922(1)	Nil	Nil	$475,922(3)
	RSUs	Nil	$212,195(2)	Nil	Nil	$212,195(3)

TOTAL		Nil	$1,285,492	Nil	Nil	$1,285,492

Notes:

(1)	Estimated PSU pay out.

(2)

This assumes all active RSUs are settled on a pro rata basis of the number of days lapsed in the vesting period. RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

(3)

This assumes all active PSUs and RSUs are vested at the last day of employment. PSU and RSU payout for a vesting period ending on December 31, 2021 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2021 ($21.07).

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COMPENSATION DISCLOSURE FOR DIRECTORS

ELEMENTS OF DIRECTOR COMPENSATION

As part of their overall compensation, all independent Directors receive (i) a cash base annual retainer of C$100,000 (C$250,000 for the Chair of the Board) (the “Annual Base Cash Retainer”) and (ii) an annual grant of DSUs under the DSU Plan (the “Annual DSU Grant”). See Section – “Deferred share units” below. Directors who are not executives of Turquoise Hill but are employees of Rio Tinto (“Non-Independent Directors”) receive a base annual retainer of C$100,000 paid directly to Rio Tinto pursuant to Rio Tinto’s corporate policy.

Elements of Director compensation in 2021 are described in the following table:

Compensation Element		Amount Payable (C$)

Annual Base Cash Retainer	Chair of the Board Independent and Non-Independent Directors	250,000 100,000

Annual DSU Grant	Chair of the Board Independent Directors	250,000 100,000

Committee chair retainer	Audit Committee Chair	50,000
	Compensation and Benefits Committee Chair	30,000
	Health, Safety, Environment, Communities and Operations Committee Chair	30,000
	Nominating, Corporate Governance and Sustainability Committee Chair	20,000

Meeting fee (per meeting)(1)	Independent and Non-Independent Directors	2,000

Travel fee (per quarter, if travelled for more than three hours)	Independent and Non-Independent Directors	2,000

Notes:

(1)	Since January 1, 2021, meeting fees are no longer payable to Directors for attending meetings of Committees of which they are not members.

Each independent Director may also elect to receive all or a portion of the aggregate of their Annual Base Cash Retainer and committee chair retainer (the “Annual Retainer”) in the form of DSUs.

All fees payable to the Non-Independent Directors, including attendance and travel fees, are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

From time to time, the Board may form ad hoc committees to assist in the discharge of its responsibilities. During 2021, the Corporation’s independent Directors held 15 Special Committee (Financing) and 18 Special Committee (Operations) meetings. Additional details with respect to these meetings are found in Section – “Summary of Board and Committee meetings held”. Members of the Special Committee (Financing) and Special Committee (Operations) were entitled to a meeting fee of $2,000 and the Chairs of the Committees were entitled to receive a meeting fee of $2,500.

Deferred Share Units

On May 10, 2013, the Board approved the DSU Plan and also approved an annual grant of DSUs to each independent Director. The purpose of the DSU Plan is to strengthen the alignment of interests between independent Directors and Shareholders by linking a significant component of annual Director compensation to the future value of the Corporation’s Common Shares. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to

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adopt and amend rules and regulations and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board. The number of DSUs to be granted to an independent Director is determined by dividing the Annual DSU Grant amount by the fair market value of a Common Share for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest 10 DSUs. Fair market value for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Directors cannot realize or redeem the value of their DSUs until they cease to serve on the Corporation’s Board.

Each DSU held by a participant is redeemable by the Corporation on the date such person ceases to be a Director for any reason, including the death of the Director (the “Separation Date”) subject to the period when a participant is prohibited from trading in the Corporation’s securities pursuant to the Corporate Disclosure, Confidentiality and Securities Trading Policy, or any other restrictions imposed by the Corporation (“Blackout Period”). If the relevant Separation Date for a Participant occurs during a Blackout Period applicable to such Participant, then the date on which such DSU becomes redeemable shall be the close of business on the business day following the expiration of the Blackout Period. A participant may, by written notice to the Corporation and following the process covered under the DSU Plan, elect up to three alternative dates, outside of a Blackout Period, and choose one of the three dates to redeem all of its DSUs (the “Redemption Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Redemption Date is made to the Director as soon as practicable after the elected Redemption Date and in any event no later than on December 15 of the calendar year following such Participant’s Separation Date. Should a participant fail to elect a Redemption Date, a cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date is made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited as of the distribution payment date. The number of additional DSUs (including fractional DSUs to two decimal places) to be credited are determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Such additional DSUs are subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise, but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each independent Director has will be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee has the right to make such adjustments as it deems appropriate upon the occurrence of any other event which has an impact on the amount of cash to be remitted to an independent Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

Determination of Annual DSU Grant amount

At the recommendation of the Compensation and Benefits Committee, the Board determines the Annual DSU Grant amount. It has been the practice to award Annual DSU Grants equivalent to the Annual Base Cash Retainer of each independent Director. In addition, Directors may elect to receive all or a portion of their Annual Retainer in the form of DSUs. As noted above, each DSU tracks the fair market value of the Common Shares on the applicable exchange on which such Common Shares are listed and must be held by each Director for as long as the Director serves on the Board. Directors cannot elect to receive the cash value of any Annual DSU Grant until the Director ceases to serve on the Board. Further, if the Director elects to receive the Annual Base Cash Retainer in DSUs, they can only receive the cash value of such DSUs once they cease to serve on the Board. For the year ended December 31, 2021, Messrs., Robertson and Burns both elected to receive 100% of their Annual Retainer in the form of DSUs in addition to the Annual DSU Grant.

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Director Shareholding Guidelines

On May 10, 2013, the Board of Directors approved the Director Shareholding Guidelines which apply to all independent Directors (the “Director Guidelines”). The Director Guidelines promote alignment between the Director’s interests and those of Shareholders.

The Director Guidelines provide that independent Directors should hold Common Shares or DSUs with an aggregate value equal to at least three times their Annual Base Cash Retainer within a three-year period starting on the later of (i) the coming into effect of the Director Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable. The value of the Common Shares held by a Director is calculated using the greater of the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined or the purchase value at the date on which they were acquired. The value of the DSUs, all of which are vested, but none of which may be realized or redeemed unless and until the Director ceases to serve on the Board, held by a Director used in making the determination will be the greater of the VWAP of the Common Shares on the TSX or the NYSE for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined or the value at the time of the grant.

Director	Total Common Shares and DSUs	Target	End of Three- Year Period	Percentage of Target Met	Guidelines Met	At Risk (tracking share price)	At Risk Value (C$)(1)
R. Peter Gillin	98,631.8	3X Annual Base Cash Retainer (C$750,000)	May 2020	508.64%	Met	98,631.8	$3,814,824
Russel C. Robertson	90,497.8	3X Annual Base Cash Retainer (C$300,000)	May 2016	1103.05%	Met	90,497.8	$3,309,151
Maryse Saint-Laurent	34,189	3X Annual Base Cash Retainer (C$300,000)	May 2020	430.19%	Met	34,189	$1,290,559
George R. Burns	27,396	3X Annual Base Cash Retainer (C$300,000)	January 2023	296.75%	Met	27,396	$890,244

Notes:

(1)

The At-Risk Value is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on March 30, 2022 (C$37.59). Directors cannot realize or redeem the value of their DSUs until they cease to serve on the Corporation’s Board.

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DIRECTORS’ TOTAL 2021 COMPENSATION

The following table reflects compensation earned by Directors in respect of fiscal 2021 under the compensation arrangements described above.

Mr. Thibeault, the Corporation’s Interim CEO, who also acted as Director of the Corporation, did not receive any compensation for his role as Director of the Corporation.

		Fees Earned(C$)

	Annual Retainer(1)					All other	At risk pay	Total
Name	Paid in Cash	Paid in DSUs	Meeting fees(2)(3)	Travel fees	Share-Based Awards (C$)(4)	Compensation (C$)	amount (C$)(5)	Compensation (C$)

George R. Burns(2)	Nil	$100,000	$139,500(9)	Nil	$100,000	Nil	$200,000	$339,500

R. Peter Gillin(2)	$250,000	Nil	$98,000(9)	Nil	$250,000	Nil	$250,000	$598,000

Alfred P. Grigg(6)(7)	$100,000	Nil	$42,000	Nil	Nil	Nil	Nil	$142,000

Stephen Jones(2)(6)(7)	$130,000	Nil	$38,000	Nil	Nil	Nil	Nil	$168,000

Ulf Quellmann(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Russel C. Robertson(2)	Nil	$150,000	$135,000(9)	Nil	$100,000	Nil	$250,000	$385,000

Maryse Saint-Laurent(2)	$150,000	Nil	$139,500(9)	Nil	$100,000	Nil	$100,000	$389,500

Steve Thibeault(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Directors may elect to receive all or a portion of their Annual Retainer in the form of DSUs.

(2)

The amount earned by Ms. Saint-Laurent and Messrs. Gillin, Jones, Burns and Robertson include the retainers for acting as Chairs of the Board, the Audit, Compensation and Benefits, Health, Safety, Environment, Communities and Operations, Nominating, Corporate Governance and Sustainability Committees as well as the Special Committee (Financing) and the Special Committee (Operations), as applicable.

(3)

The amount includes per meeting fees paid for all meetings of the board, committees, Special Committee (Financing) and Special Committee (Operations). As of January 1, 2021, meeting fees are no longer paid to Directors for attending meetings of Committees of which they are not members. See Section – “Summary Board and Committee meeting held“ under “Business of Meeting – Election of Directors”.

(4)

The Share-Based Awards include the fair market value of DSUs granted to non-executive independent Directors in respect of the 2021 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, but excludes the DSUs granted in respect of fees earned for which Directors have elected to receive DSUs instead of cash.

(5)	The Share-Based Awards and Annual Retainer amount received in the form of DSUs (for Directors who elect to), which are directly linked to the Corporation’s share price.

(6)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to receive DSUs given their entitlements under Rio Tinto incentive plans.

(7)	In accordance with Rio Tinto corporate policy, Director fees otherwise payable to Messrs. Jones and Grigg, as Rio Tinto nominees on the Board, were paid directly to Rio Tinto.

(8)

Mr. Quellmann and Mr. Thibeault were not entitled to receive any fees in their capacities as Directors when they acted as the CEO and Interim CEO of the Corporation. All compensation information for Mr. Quellmann and Mr. Thibeault is included in the Section – “Summary Compensation Table” of this Circular.

(9)

The Meeting fees portion of the compensation paid to Messrs. Burns, Gillin and Robertson, and Ms. Saint-Laurent includes the $2,000 per meeting fee to which they were entitled as members of the Special Committee (Financing) and Special Committee (Operations). As chair of the Special Committee (Financing) and as co-chairs of the Special Committee (Operations), Mr. Burns, Mr. Robertson and Ms. Saint-Laurent received an amount of $2,500 for each meeting of such committee.

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SHARE-BASED AWARDS

The Corporation no longer has a stock option plan in place and no Director held unexercised options of the Corporation as at December 31, 2021.

The following tables set out information with respect to the Directors‘ DSUs held as at December 31, 2021. Please note that DSUs vest upon their grant but may not be realized or redeemed unless and until the Director ceases to serve on the Board (and, accordingly, the actual value per DSU to be received by a Director will depend on the fair market value of the Common Shares at the time of realization or redemption of such DSUs when the Director ceases to serve on the Board):

Name	Share-Based Awards – Value Vested During the Year (C$)(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)

George R. Burns	$200,000	Nil

R. Peter Gillin	$250,000	Nil

Russel C. Robertson	$250,000	Nil

Maryse Saint-Laurent	$100,000	Nil

Notes:

(1)

The “Share-Based awards – Value Vested During the Year” includes the fair market value of DSUs granted to non-executive independent Directors in respect of the 2021 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, and includes the DSUs granted in respect of fees earned for which Directors have elected to receive DSUs instead of cash.

(2)

Although DSUs vest upon their grant, the amounts granted to Directors are not realised or redeemed until the Separation Date or the Redemption Date, as defined in the DSU Plan. These amounts have not been paid to Directors and will only be payable when a Director ceases to be on the Board. For more details on the DSUs, see Section – “Deferred Share Units”.

Name	Share-Based Awards
	Number of DSUs held	Market or Payout Value of vested DSUs not paid out or distributed (C$)(1)

George R. Burns	27,396	1,029,811.13

R. Peter Gillin	85,631	3,218,855.18

Russel C. Robertson	90,497	3,401,767.32

Maryse Saint-Laurent	31,109	1,169,382.18

Note:

The “Market or Payout Value of vested DSUs not paid out or distributed” is calculated by multiplying the number of DSUs held by a Director by the five-day VWAP of the Common Shares on the TSX for the period ending on March 30, 2022 (C$37.59).

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CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE. Highlights concerning the Corporation’s governance practices and processes can also be found in Section – “Summary–Highlights of Governance Best Practices” of this Circular.

The Common Shares are listed on the TSX and the NYSE. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The NYSE has implemented numerous rules (the “NYSE Corporate Governance Standards”) that set forth the corporate governance standards for domestic NYSE-listed companies, some of which are applicable to foreign private issuers including the Corporation.

National Instrument 52-110 – Audit Committees (“CSA Audit Committee Rules”), the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards address, among other things, the composition and independence of boards of directors and board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a board of directors be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Standards are prescriptive and require that the board of a domestic NYSE-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE, the Corporation is not required to comply with most of the NYSE Corporate Governance Standards, and instead may comply with CSA Corporate Governance Guidelines requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that largely comply with the NYSE Corporate Governance Standards and, accordingly, the Corporation believes that its corporate governance practices are generally similar to those followed by U.S. companies under NYSE listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Circular.

Our Governance Structure

In 2006, the Corporation identified RTIH as a strategic investor to support the development of our only asset, Oyu Tolgoi. The parties have entered into a series of agreements since 2006 pursuant to which RTIH has provided equity and debt financing to fund ongoing development of Oyu Tolgoi and operations of the Corporation. RTIH, together with other Rio Tinto affiliates, has a 50.8% majority interest in Turquoise Hill, and is responsible for the day-to-day operational management and development of Oyu Tolgoi. For further information on our governance structure and the nature of the

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agreements that govern that relationship, please refer to Section – “Agreements with Rio Tinto” of our Annual Information Form dated March 2, 2022, available on SEDAR at www.sedar.com (the “AIF”).

BOARD OF DIRECTORS

Board composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines and the applicable provisions of the NYSE Corporate Governance Standards, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of eight persons have been nominated by management for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of five “independent directors” (as defined in the CSA Corporate Governance Guidelines and the NYSE Corporate Governance Standards) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
George R. Burns	Alfred P. Grigg(1)
Caroline Donally	Stephen Jones(1)
R. Peter Gillin	Steve Thibeault(2)
Russel C. Robertson
Maryse Saint-Laurent

Notes:

(1)	Messrs. Grigg and Jones, officers of Rio Tinto, are considered to be non-independent Directors as a result of the material relationship between the Corporation and Rio Tinto.

(2)	Steve Thibeault, as Interim CEO of the Corporation, is considered to be non-independent Director.

The Board believes that the nomination of a majority of independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the majority Shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, independent Directors and non-independent nominees of the Corporation’s majority Shareholder.

The Corporation’s Nominating, Corporate Governance and Sustainability Committee regularly assesses the optimal size, composition and qualifications needed of potential independent Board members, including based on the Corporation’s established Diversity Policy, skills matrix, succession planning needs, annual assessment results and minority Shareholder feedback. This process is carried out with the assistance of external advisors and approved solely by the Board. Two of the four independent Directors currently sitting on the Board have been appointed over the past years (Maryse Saint-Laurent in 2017 and George Burns in 2020), and one additional independent Director is recommended by management for election to the Board this year, Ms. Caroline Donally. The Corporation believes this has ensured appropriate Board renewal while maintaining a depth of institutional knowledge through the other two independent Directors. The Board comprises a majority of Directors who are independent under applicable securities laws and stock exchange requirements (4 of 7 before the Meeting and 5 of 8 after the Meeting). As discussed below, the Board Chair, and all members of the Audit Committee, the Compensation and Benefits Committee and the Special Committees established by the Board are independent Directors under applicable securities laws and stock exchange requirements. The Nominating, Corporate Governance and Sustainability Committee is composed of a majority of independent Directors.

Board Mandate

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing Shareholder value. The Board fulfills its mandate through oversight responsibility, authority and specific duties including: setting policy, reviewing and approving the strategic plans of the Corporation, reviewing and evaluating the key risks of the Corporation, appointing committees of the Board to assist in the oversight responsibilities of

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the Board and assigning their respective mandates, and appointing the CEO. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

A copy of the Board Mandate is annexed as Schedule “B” hereto.

Corporate disclosure

The Corporation has a Corporate Disclosure, Confidentiality and Securities Trading Policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee comprises the CEO, the CFO, the COO, the CLO and Corporate Secretary, and the Head of Investors Relations and Corporate Communications. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee, in consultation with the Corporation’s controlling Shareholder, makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating the Directors, officers and employees on all matters related to corporate disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee and the Nominating, Corporate Governance and Sustainability Committee review the Corporate Disclosure, Confidentiality and Securities Trading Policy at least annually and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its Annual Report, Annual Information Form and Management Proxy Circular are reviewed by the Disclosure Committee, the Nominating, Corporate Governance and Sustainability Committee, the Audit Committee and to the extent applicable the Health, Safety, Environment, Communities and Operations Committee, and are recommended to the Board for approval. The Corporation’s disclosure in the compensation discussion and analysis section of this Circular is reviewed by the Disclosure Committee and the Compensation and Benefits Committee and recommended to the Board for approval. The Corporation’s Annual and Quarterly Financial Statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Disclosure Committee and the Audit Committee and recommended to the Board for approval prior to its release.

Risk oversight

The Corporation also has a Strategy and Risk Management Committee composed of senior executives of the Corporation which reports to the Board periodically. The Board of Directors is responsible for risk oversight and approves management’s approach to risk monitoring and classification. The Audit Committee reviews the Corporation’s risk register together with the risk mitigation plan and assessment semi-annually.

The Strategy and Risk Management Committee focuses on the most pressing and important risks to Turquoise Hill. Risk mitigation strategies are also identified and reviewed.

A detailed discussion of the risks faced by the Corporation can be found in the Corporation’s AIF, available on SEDAR at www.sedar.com. Upon request, Turquoise Hill will promptly provide a copy of any such document without charge.

Strategy development and oversight

The Board of Directors oversees the development of the Corporation’s strategic plan, which addresses the Corporation’s near to long-term challenges and opportunities. The Board regularly engages with management in its oversight of the execution of the Corporation’s strategic plans and objectives and a component of each Board meeting includes an update and discussion on strategy and related matters, thereby giving the Board an opportunity to provide oversight and direction throughout the year on strategy.

The Corporation’s current strategic plan is centered on unlocking Oyu Tolgoi’s full potential and advancing value for Shareholders. This is achievable through the completion of the underground development at Oyu Tolgoi, transforming Turquoise Hill’s main asset into a tier 1 asset with a unique ore body size and grade, and a productive, local workforce dedicated to making Oyu Tolgoi a success.

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Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of virtual meetings. Management communicates informally with members of the Board on a regular basis and solicits the advice of Board members on matters falling within their special knowledge and experience.

Shareholder engagement

The Board believes that regular, transparent communication with our Shareholders and other stakeholders is essential to the Corporation’s long-term success. We value the views of our Shareholders and other stakeholders, and the input that we receive from them and aim to maintain regular engagements with them. Through these engagements, we seek to ensure that our corporate governance can accommodate the demands of our business environment and remain responsive to the priorities of our Shareholders and other stakeholders.

In order to facilitate and formalize our engagement with our Shareholders and other stakeholders, in 2018, the Board adopted a Shareholder Engagement Policy. Our Shareholder Engagement Policy can be found on our website at www.turquoisehill.com/investors/company/corporate-governance. We believe that regular and constructive engagement with our Shareholders is important in contributing to transparency and good corporate governance. We communicate regularly with Shareholders and other stakeholders through various channels, including our Annual Report, Annual Information Form, Management Proxy Circular, quarterly reports, press releases, website, industry conferences, quarterly investor conference calls, and other meetings involving management or members of the Board. Our quarterly earnings call is open to all, over the phone or online, and now features a live webcast with a presentation of the Corporation’s results. In the last year, the Board has engaged with the Corporation’s principal minority Shareholders by way of phone calls, email exchanges and virtual meetings.

We recognize that feedback from Shareholders assists the Corporation in understanding what information and disclosure is most meaningful and helpful to Shareholders and the broader investment community. All Shareholder inquiries and comments relating to Turquoise Hill’s business and operations, financial results, strategic direction and similar matters should be directed to Turquoise Hill’s Investor Relations team at Investor.Relations@turquoisehill.com. Management engages with Shareholders during formal investor and Shareholder presentations. This engagement is coordinated through the Corporation’s Investor Relations office. The Board receives regular reports from the Corporation’s Investor Relations office and senior management concerning the feedback received from our investors.

The Board also believes that Shareholder engagement is essential to the Corporation’s long-term success, and regularly solicits Shareholder feedback, including with respect to board composition, governance, our relationship with Rio Tinto and executive compensation, in an effort to understand and be responsive to the priorities and concerns of our minority Shareholders. As noted elsewhere in this Circular, the Corporation has and continues to listen and improve its compensation and governance structures so that it is in further alignment with the interests of its Shareholders.

The Board of Directors through the independent Directors and senior management, regularly engages with the Corporation’s minority Shareholders, as well as its majority Shareholder, on a wide range of strategic, governance, compensation and other material issues. All Shareholder feedback is carefully considered when assessing appropriate Board-led initiatives and governance enhancements. Over time, the Board has implemented various changes as a result of such Shareholder engagement, including:

•	aligning the NEOs’ employment and compensation so that the Corporation directly employs its CEO, CFO, COO and CLO;

•	committing itself to increasing its direct participation in the management of Oyu Tolgoi, including the various Oyu Tolgoi working groups that interact with the Government of Mongolia;

•	implementing and continuously enhancing Turquoise Hill equity-based compensation to align executives’ compensation with the interests of all Shareholders;

•

establishing processes to ensure that certain major decisions relating to the contractual relationship between Rio Tinto and Turquoise Hill are supervised by the independent Directors, including the formation of the Special Committee (Financing) and the Special Committee (Operations); and

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•	implementing and maintaining robust Shareholding Guidelines for the independent Directors and the NEOs to align their interests with the long-term interests of our Shareholders.

While Turquoise Hill’s governance structure is subject to the requirements set forth in various agreements between Turquoise Hill and its majority Shareholder, its Directors are committed to understanding Shareholder expectations, perspectives and concerns with a view to advancing in good faith the best interests of the Corporation. To that end, the Board has designated the Chair of the Board as its agent to receive communications addressed to the Board or any Director. Shareholders or other stakeholders may communicate with the Board by writing to the Chair, as follows: Peter.Gillin@turquoisehill.com.

BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee, the Nominating, Corporate Governance and Sustainability Committee, and the Health, Safety, Environment, Communities and Operations Committee.

Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s independent auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Saint-Laurent and Mr. Burns, all of whom are recommended by management for election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Saint-Laurent and Mr. Burns satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules and the NYSE Corporate Governance Standards. All Directors are invited guests to all meetings of the Audit Committee, even if they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s AIF which is available on SEDAR at www.sedar.com.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the pre-approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board, on the recommendation of the Nominating, Corporate Governance and Sustainability Committee, reviews and reassesses the adequacy of the Audit Committee charter on an annual basis. The charter of the Audit Committee is available on SEDAR at www.sedar.com in the Corporation’s AIF.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Audit Committee’s discretion.

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Furthermore, the internal auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, there is a session to discuss matters with the internal auditors without management being present. The Audit Committee has the authority to call a meeting with the internal auditors without management being present, at the Audit Committee’s discretion.

The charter of the Audit Committee provides, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors.

The Compensation and Benefits Committee currently consists of Ms. Saint-Laurent (Chair), Mr. Robertson, and Mr. Burns, all of whom are recommended by management for election as Directors at the Meeting. All members of the Compensation and Benefits Committee qualify as “independent directors” for the purposes of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. See Section – “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

Nominating, Corporate Governance and Sustainability Committee

The primary objective of the Nominating, Corporate Governance and Sustainability Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members, and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices (including on the adoption of an ESG framework and related disclosure, processes and procedures); (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; (d) developing for approval by the Board an ESG framework in relation to appropriate reporting standards and overseeing the adoption and disclosure of related processes and procedures; and (e) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

In 2022, as part of its work to develop an ESG framework, the Board approved the publication of its first ESG report further to the recommendation of the Nominating, Corporate Governance and Sustainability Committee and the Health, Safety, Environment, Communities and Operations Committee.

The Nominating, Corporate Governance and Sustainability Committee of the Board currently consists of Ms. Saint-Laurent (Chair), and Messrs. Robertson and Grigg, all of whom are nominees recommended by management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. The overall composition of the Nominating, Corporate Governance and Sustainability Committee meets the requirements of the CSA Corporate Governance Guidelines and the NYSE Corporate Governance Standards for controlled companies. Although the Nominating, Corporate Governance and Sustainability Committee is not composed entirely of independent Directors, the Committee consults independent Directors, minority Shareholders and holds discussions in camera, as necessary, in order to ensure that its decisions are impartial and reflective of the diverse interests of its Shareholder and broader stakeholder base.

Health, Safety, Environment, Communities and Operations Committee

The Health, Safety, Environment, Communities and Operations (“HSECO”) Committee of the Board currently consists of Messrs. Jones (Chair), Burns and Thibeault. The role of the HSECO Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to sustainable development matters affecting the Corporation in the following areas: health, safety, environment (including climate change) and relationships with communities. Additionally, the Committee assists the Board in carrying out its oversight responsibilities with respect to the operation and development activities of the Corporation, including but not limited to, the operation and development of the Oyu Tolgoi mine in Mongolia.

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The Corporation has a Health, Safety, Environment and Communities (“HSEC”) Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of people affected by the Corporation or its subsidiaries including employees, contractors and communities in which we operate. The Corporation is dedicated to performing its duties in a safe, sustainable and environmentally responsible manner.

Corporate practices

The table below outlines various initiatives undertaken by the Corporation in the management and disclosure of environmental and social matters affecting the Corporation’s activities:

Best practices	Corporate initiatives

Corporate culture

Turquoise Hill adopted a HSEC Policy on March 14, 2018, demonstrating our commitment to HSEC matters. Fulsome HSEC updates are provided to the Board of Directors on a quarterly basis along with a monthly overview included as part of the CEO reports to the Board of Directors. In addition, safety shares are part of all Board of Directors and management meetings which the Corporation believes foster a strong culture of HSEC consciousness throughout the Corporation.

Risk management

The Corporation’s disclosure of risk factors in the AIF which was filed on SEDAR at www.sedar.com includes information on key HSEC risks. Risks of significance are monitored by management. Management is able to influence the inclusion of additional HSEC risks, or elevation of existing risks in the Corporation’s principal risk register. HSEC risks are also tracked by Oyu Tolgoi LLC management on a continuous basis.

Corporate strategy

Material risks are taken into account in the Corporation’s strategy. At this time, other than the risks related to COVID-19 and to the social license to operate, as disclosed in the Corporation’s risk factors in the AIF, no other material environmental and social risks that would have an impact on the overall strategy of the Corporation have been identified and highlighted in the strategy outside of the broader risks which could have an impact on environmental and social matters.

Board composition

The Nominating, Corporate Governance and Sustainability Committee reviews the Board of Directors’ skills matrix every year to ensure that the Board of Directors is composed of the right mix of skills, knowledge and experience. The skills matrix includes a HSEC component to ensure the Board of Directors is able to meet its oversight responsibilities on all HSEC matters.

Board structure

The Board of Directors has the ultimate oversight on HSEC matters and created the HSECO Committee to help discharge its duties on these matters. The HSECO Committee meets as often as necessary, but no less than four times per year.

Board practices

The HSECO Committee meets a minimum of four times a year. All meetings of the HSECO Committee follow an established agenda and are minuted. Safety shares are part of all Board meetings which the Corporation believes foster a strong culture of HSEC consciousness.

Performance evaluation and incentives	All short-term incentive awards paid to the Corporation’s executives contain an HSEC component.

Disclosure to shareholders

The Corporation’s AIF contains a dedicated section on the importance of HSEC matters for the Corporation and on HSEC matters at Oyu Tolgoi. This disclosure is reviewed and recommended by the HSECO Committee and approved by the Board of Directors before the document is filed.

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For additional information on the Corporation’s practices on health, communities, environmental and social matters with regards to the Corporation, please refer to the “Health, Safety, Environment and Communities” section in the Corporation’s AIF, available on SEDAR at www.sedar.com. Upon request, Turquoise Hill will promptly provide a copy of any such document without charge.

INDEPENDENT DIRECTORS AND SPECIAL COMMITTEES

At the end of each regularly scheduled meeting of the Board, Board members and the CEO meet in camera, separately from management and guests. Such meeting is followed by a meeting of the full Board without the CEO and an in camera session of the independent Directors only, at the end of each regularly scheduled and ad hoc meeting of the Board. The independent Directors are also required to meet in camera to discuss various matters, some of which present actual or potential conflicts of interest, as appropriate.

As required or advisable, between Board meetings, a meeting of independent Directors is held by teleconference or in person to update the independent Directors on corporate or other developments since the last Board meeting.

In addition, two Special Committees solely comprised of independent Directors were formed by the Board. Both committees have been dissolved as at the date of this Circular. For more information on the independent Directors and Special Committees, see Section – “Summary of Board and Committee meetings held” above.

CODE OF BUSINESS CONDUCT

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the applicable law, the Code of Business Conduct, and the Corporation’s other policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which such policies are meant to address and demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors wherever they are located. The Code of Business Conduct underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know of such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

The Code of Business Conduct is available on the Corporation’s website: (http://www.turquoisehill.com/sustainability/citizenship) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, telephone to (514) 848-1567.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A”.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, there is no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements or understandings provided by the Corporation or its subsidiaries to, any of the Corporation’s Directors or executive officers or any of their associates. At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed Director nominee for election as a Director, or any associate of such Director, executive officer or proposed nominee, indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise (other than the election of Directors and the appointment of auditors) in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Under the Corporation’s Code of Business Conduct, Directors, executive officers and employees are required to report any related party transaction or conflict of interest, actual or potential, in a transaction involving the Corporation. A related party includes (1) a director or an executive officer, (2) an affiliate, such as an immediate family member, of a director or an executive officer, or (3) a person who beneficially owns more than 10% of the Corporation’s common shares.

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. Under the 2010 heads of agreement, a subsidiary of Rio Tinto, RTIH, was appointed as the manager of Oyu Tolgoi. Rio Tinto receives a management services payment in the amount equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi. As manager of Oyu Tolgoi, Rio Tinto recovers the costs of providing general corporate support services and mine management services to the Corporation. During the year ended December 31, 2021, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$ 78.2 million (2020 – US$ 85.5 million; 2019 – US$ 83.5 million; 2018 – US$84.7 million; 2017 – US$83.3 million); the majority of services related to the Oyu Tolgoi Mine. The Audit Committee performs a quarterly review of related party transactions with Rio Tinto, before recommending them for approval by the Board. For more information on the management of Oyu Tolgoi, see Section – “General Development of the Business – Agreements with Rio Tinto” of the Corporation’s AIF, available via SEDAR at www.sedar.com. In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2021, as further described under Section – “Related-Party Transactions” of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2021, also available via SEDAR at www.sedar.com. Rio Tinto’s head offices are located at 6 St. James’ Square, London England, SW1Y 4AD.

SHAREHOLDER PROPOSALS

Pursuant to section 138(5)(a) of the YBCA, any notice of a Shareholder proposal intended to be raised at our next annual meeting must have been submitted to us at our registered office, to the attention of the Chief Legal Officer and Corporate Secretary, on or before January 12, 2022, to be considered for inclusion in the management proxy circular to be furnished

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in connection with the solicitation by, or on behalf of, the management of Turquoise Hill of proxies to be used at the next annual meeting. Shareholder proposals need to be recognized by the Corporation only if made in accordance with the foregoing procedure and the provisions of the YBCA.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s AIF, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada, H3B 3P2, or by telephone at (514) 848-1567.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors.

DATED at Montreal, Quebec, as of the 30th day of March, 2022.

BY ORDER OF THE BOARD

“Dustin Isaacs”

Dustin Isaacs

Chief Legal Officer and Corporate Secretary

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SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider good corporate governance practices to be an important factor in the success of the Corporation and we are committed to adopting and adhering to high standards in corporate governance. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, the Corporation continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. The following table provides disclosure in accordance with CSA National Policy 58-101 Disclosure of Corporate Governance Practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, the applicable provisions of the NYSE Corporate Governance Standards and the U.S. Exchange Act Rules. A Director is “independent” if he or she is not an executive officer or employee of the Corporation and has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that a majority of five out of eight of the Director nominees (62.5%) recommended by management for election to the Board at the Meeting, all of whom are current Directors, are independent under applicable laws and stock exchange requirements. The following nominees have been affirmatively determined to be independent by the Board:

•   George R. Burns

•   Caroline Donally

•   R. Peter Gillin

•   Russel C. Robertson

•   Maryse Saint-Laurent

This determination was made on the basis that, among other considerations:

(a)  they are not and have not been within the last three years an executive officer or employee of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)  they are not a partner or employee of the Corporation’s internal or external auditor;

(c) their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an

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employee of such auditor who (I) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)  they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)  they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f) they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12-month period during the last three years;

(g)  they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)  they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)  with respect to members of the Audit Committee: they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)  they are not an affiliated person of the Corporation or any of its subsidiaries.

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(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and the Nominating, Corporate Governance and Sustainability Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of eight Director nominees recommended by management for election to the Board are not “independent” under all applicable laws and stock exchange requirements. These non-independent nominees are the following:

•   Alfred P. Grigg

•   Stephen Jones

•   Steve Thibeault

Mr. Thibeault is employed by the Corporation as its Interim CEO and Messrs. Grigg and Jones are employed by Rio Tinto. The Board has considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s controlling interest in the Corporation and the terms and conditions of the contractual arrangements currently in place between Rio Tinto and the Corporation. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards, and therefore considers Messrs. Grigg, Jones and Thibeault to be non-independent nominee Directors.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Five of the eight Director nominees (62.5%) recommended by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority Shareholder.

(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section – “Director Nominees” of this Circular.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such

The independent Directors meet in camera, separately from management, to discuss various matters, some of which present actual or potential conflicts of interest. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors. The independent Directors held 15 Special Committee (Financing) meetings and 18

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meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

Special Committee (Operations) meetings during the year ended December 31, 2021. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings. Additional details on the Special Committees are provided in Section – “Summary of Board and Committee meetings held” of this Circular.

During 2021, there were 16 Board meetings, 6 meetings of the Compensation and Benefits Committee, 5 meetings of the Audit Committee, 5 meetings of the Nominating, Corporate Governance and Sustainability Committee, and 4 meetings of the Health, Safety, Environment, Communities and Operations Committee.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Gillin, an independent Director under applicable laws and stock exchange requirements, serves as Chair of the Board of Directors. The Chair is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chair is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2021, is set out next to each individual’s name in the Section – “Director Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising (i) the conduct of the Corporation’s affairs and (ii) the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in Section – “Board Mandate” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “B”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

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3.  Position Descriptions –

(a)  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committees. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)  Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Committees and the CEO clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating, Corporate Governance and Sustainability Committee and approved by the Board and are subject to annual review by the Nominating, Corporate Governance and Sustainability Committee.

4.  Orientation and Continuing Education –

(a)  Briefly describe what measures the Board takes to orient new members regarding:

(i)  the role of the Board, its committees and its Directors, and

(ii)   the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective Directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s Chief Legal Officer, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, as well as an overview of compliance, contractual and corporate governance matters. There is also an opportunity to discuss with the Chair of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the current Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages Directors to attend other appropriate continuing education activities and industry forums. Board members have full access to the Corporation’s records.

Directors also receive, through “learn-in” sessions, both updates and more detailed overviews of the underground development of the Oyu Tolgoi mine delivered by our Chief Operating Officer and the Oyu Tolgoi project lead. In addition, the Board visits the site either in person or, more recently, virtually in order to see the progress made in the underground development. The Board has in the past, prior to the Covid era, also visited various community projects sponsored by Oyu Tolgoi and has met with key

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stakeholders in order to maintain an understanding of local needs and expectations. The Board also holds an annual strategy session and receives regular financing, operations and development updates from senior management.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

(b)  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All current Directors are members of the Institute of Corporate Directors.

Presentations are given to the Board from time to time to educate Directors and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards. For a list of external and internal activities attended by Board members during fiscal 2021, see the Section – “Orientation and continuing education for Directors” of this Circular.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.  Ethical Business Conduct –

(a)  Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with applicable law, the Code of Business Conduct and the Corporation’s other policies and standards.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most	The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination

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recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which the Corporation’s policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Chief Legal Officer and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

Violations of United States or Canadian anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Code of Business Conduct; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

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All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct.

The Audit Committee monitors the compliance with the Code of Business Conduct and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/sustainability/citizenship) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2 or by telephone at (514) 848-1567.

(b)     Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling Shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors. The Audit Committee performs a quarterly review of related party transactions with Rio Tinto, before recommending them for approval by the Board. The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors.

In addition to Board of Directors and committee meetings, the independent Directors may form ad hoc special committees with a view to mitigating conflicts of interest. For instance, each of the Special Committee (Financing) and Special Committee (Operations) were formed for purposes of the independent

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directors overseeing certain matters which present actual or potential conflicts of interest.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Code of Business Conduct. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

The Chief Legal Officer and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6. Nomination of Directors –

(a)  Describe the process by which the Board identifies new candidates for Board nomination.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating, Corporate Governance and Sustainability Committee currently consisting of Ms. Saint-Laurent (Chair) and Messrs. Grigg and Robertson all of whom are Director nominees recommended by management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as “independent directors” under the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating, Corporate Governance and Sustainability Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics as described in Section – “Skills Matrix” of this Circular. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating, Corporate Governance and Sustainability Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation has adopted a written Diversity Policy.

Rio Tinto, which holds 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board.

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Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees are independent within the meaning of applicable securities laws and stock exchange requirements. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

Although the Nominating, Corporate Governance and Sustainability Committee is not composed entirely of independent Directors, the Committee consults independent Directors, minority Shareholders and holds discussions in camera as necessary in order to ensure that its decisions are impartial and reflective of the diverse interests of its Shareholder and broader stakeholder base.

The charter of the Nominating, Corporate Governance and Sustainability Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee is composed entirely of independent Directors within the meaning of applicable securities laws and stock exchange requirements and has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. For further information on the process by which the executive officers’ compensation is determined, see Section – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on independent Director compensation, see Section – “Directors’ Total 2021 Compensation” of this Circular.

(b)  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an

The current members of the Compensation and Benefits Committee are Ms. Saint-Laurent (Chair), Mr. Burns and Mr. Robertson all of whom have been affirmatively determined by the Board to be “independent directors” under applicable laws and stock exchange requirements. All the current members of the Compensation and Benefits Committee are Director nominees recommended by management for election as Director at the Meeting.

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objective process for determining such compensation.	The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. See Section – “Director Nominees”.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section – “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Secretarial Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety, Environment, Communities and Operations Committee, currently composed of Messrs. Jones (Chair), Burns and Thibeault.

The role of the HSECO Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental (including climate change) matters affecting the Corporation and the Corporation’s relationships with communities.

9.  Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

On an annual basis, the Nominating, Corporate Governance and Sustainability Committee oversees the process for assessing the effectiveness of the Board as a whole and the effectiveness of its committees, the Board Chair, the Committee Chairs and individual Directors. The Nominating, Corporate Governance and Sustainability Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating, Corporate Governance and Sustainability Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience,

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preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

10.  Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board Mandate requires that Directors offer their resignation to the Chair of the Nominating, Corporate Governance and Sustainability Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives. The Corporation does not have a retirement age policy for Directors.

11.  Policies Regarding the Representation of Women on the Board

(a)  Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)  If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer in achieving the progress of the policy, and

The Board of Directors adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

For the purposes of Board composition and composition of the team of executive officers, diversity includes, but is not limited to, characteristics such as gender, age, and disability, as well as the inclusion of Indigenous peoples and members of visible minorities. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women play in contributing to the diversity of perspective on the Board and in executive officer positions.

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

On an annual basis, the Nominating, Corporate Governance and Sustainability Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

As at March 30th, 2022, one of seven (representing 14.3%) of the Corporation’s Directors were women. During the previous three years, one of seven (representing 14%) Directors on the Corporation’s Board was a woman. Two of the eight Director

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
nominees (25%) recommended by management for election to the Board are women. For additional information regarding the Corporation’s Diversity Policy, see Section – “Diversity” of this Circular.

12.  Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

In connection with its efforts to create and maintain a diverse Board, the Nominating, Corporate Governance and Sustainability Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating, Corporate Governance and Sustainability Committee also strives to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board. Considering the Corporation’s objective of achieving a target of not less that 30% of women on the Board at or prior to its 2023 annual general meeting of shareholders, it will include women in the short list of candidates being considered for a Board position.

13.  Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Corporation’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making executive officer appointments. The Corporation also seeks to include women in the short list of candidates being considered for an executive officer position.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

The Corporation will seek to achieve a target of not less than 30% women on the Board at or prior to its 2023 annual general meeting of shareholders, in line with the Corporation’s tenure limit as established in its Board Mandate, and vacancies as may occur from time to time.

(a)  For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)  Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

As at March 30th, 2022, one of seven (representing 14%) of the Corporation’s Directors were women. One of seven (representing 14%) Directors on the Corporation’s Board was a woman during the previous three years. One of four (representing 25%) of the Corporation’s independent Directors is, and was for the previous three years, a woman. Two of the eight Director nominees (25%) recommended by management for election to the Board are women.

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(c)   Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)  If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Board is committed to ensuring that gender diversity is pursued and seeks to have strong female representation among the members of the Corporation’s executive officers. In identifying suitable candidates for appointment to executive officer positions, candidates are considered against objective criteria, merit and with due regard for the benefits of diversity, including but not limited to gender.

The Corporation will strive to attain and thereafter maintain a representation of not less than 30% of women in Named Executive Officer positions

As at March 30th, 2022 and for the years 2020 and 2021, one of four NEOs (representing 25%) were women.

15.  Number of Women on the Board and in Executive Officer Positions –

(a)  Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)  Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women

Two of the eight (representing 25%) nominees for election to the Board are women. Two of five (representing 40%) independent nominees for election to the Board are women.

One of the four NEOs in 2021 (representing 25%) of the Corporation is a woman.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Policy 58-101 Disclosure of Corporate Governance Practices.

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SCHEDULE “B”

BOARD MANDATE

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and modified as required from time to time.

2	Organization of the Board of Directors

a)	Size

The Board is constituted of a minimum of three (3) and a maximum of fourteen (14) directors, as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors and satisfy the independence requirements under applicable securities laws, stock exchanges and any other regulatory requirements.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating, Corporate Governance and Sustainability Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Meetings of the Board shall be called by the chair of the Board or the corporate secretary upon the request of any director.

The Board chair develops the agenda for each meeting of the full Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled and ad hoc Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management. Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

With respect to strategic planning

•	Establishing with management significant corporate plans and strategic initiatives.

•

Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

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•

Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

With respect to financial matters and internal control

•	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

•	Reviewing and approving significant deviations from the capital and operating plans and budgets.

•	Overseeing the integrity and quality of the Corporation’s financial statements and approval of their disclosure.

•

Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation and approving same for public disclosure and filing with regulatory authorities.

•	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

•	Approving the issuance of any securities of the Corporation.

•	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

•	Determining dividend policies and procedures, if applicable.

•	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

•

Instructing the Corporation’s representatives on the Oyu Tolgoi Operating Committee and the Oyu Tolgoi Technical Committee on their votes on non-administrative matters to be decided during those committee meetings.

•	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

With respect to human resources and performance assessment

•	Reviewing and approving the Corporation’s incentive compensation plans and policies based on the recommendations of the Compensation and Benefits Committee.

•	Appointing the CEO and approving the terms and conditions applicable to the appointment termination or retirement of the CEO.

•	Monitoring, assessing and approving the performance and compensation of the CEO as well as the succession plans for the CEO on the recommendations of the Compensation and Benefits Committee.

•	Monitoring and approving the performance and compensation of senior management as well as their succession plans on the recommendations of the CEO and Compensation and Benefits Committee.

With respect to director nominations and corporate governance matters

•	Nominating the candidates for the Board to the shareholders and filling vacancies as required, based on recommendations from the Nominating, Corporate Governance and Sustainability Committee.

•	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

•

Reviewing, on a regular basis, appropriate corporate governance processes and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

•

Based on the recommendation of the Nominating, Corporate Governance and Sustainability Committee, determining the composition, structure, processes, and characteristics of the Board and the terms of reference

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of committees of the Board, and establishing a process for monitoring and evaluating the performance of the Board, its committees and its directors on an ongoing basis.

•

Enhancing succession planning at the Board level by requiring directors to offer their resignation to the chair of the Nominating, Corporate Governance and Sustainability Committee upon reaching twelve (12) years of service on the Board, for consideration by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

•

Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation or continued membership on the Board: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than five (5) public corporation directorships (including the Corporation’s Board).

•	Reviewing and approving, at its discretion, any outside directorships proposed to be held by any executive officer of the Corporation.

•	Appointing Board committees and delegating to any such committee powers of the Board as appropriate and legally permissible.

•	Ensuring an appropriate orientation and education program for directors is provided.

•

Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

•

Reviewing this Mandate and other Board policies and charters for Board committees in place from time to time and proposing modifications as applicable based on the recommendation of the Nominating, Corporate Governance and Sustainability Committee.

•

Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

•	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

•	Ensuring evaluations of the Board, Board committees and Directors are carried out at least annually.

•

Approving the Corporation’s Management Information Circular and Annual Information Form based on the recommendations of the Nominating, Corporate Governance and Sustainability Committee, the Audit Committee and the Compensation and Benefits Committee.

With respect to health, environment, safety and communities

•	Overseeing the adoption and review of health, safety, environmental and communities’ policies and procedures adopted for the Corporation and for its subsidiaries.

•

Taking all reasonable measures to oversee the implementation of safety and security throughout the operations of the Corporation based on the recommendation of the Health, Safety, Environment, Communities and Operations Committee.

•

Taking all reasonable measures to ensure that appropriate management reporting and control systems are in place to monitor the status of compliance with the Corporation’s health, safety, environmental and communities policies, as well as applicable laws and regulations in the areas of health, safety, environment and communities based on the recommendation of the Health, Safety, Environment, Communities and Operations Committee.

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•	Assessing the adequacy of the Corporation’s remedial actions following the identification of areas of concern with respect to health, safety, environmental and/or communities’ matters.

•	Reviewing the systems and controls in place to ensure appropriate scoping, estimating and accounting for environmental costs.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

•

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

•

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

•	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board committees.

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